November 1, 2007

Ms. Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
Washington, DC  20549

Re:           Sun Life (N.Y.) Variable Account D (“Registrant”)
Correspondence Response Related to Initial Registration Statement on Form N-6
File Nos. 811-04633 & 333-144627
Your letter dated September 14, 2007

Dear Ms. Marquigny:

Thank you for your recent correspondence regarding the File referenced above.  A courtesy red-lined copy of the prospectus will be emailed contemporaneously with the filing of this correspondence.  All comments are addressed in the same numerical sequence used in your letter of September 14, 2007.  The Commission staff’s comment is presented in italics with Registrant’s response following and headed “Response”.  (This filing is not a priority but it should be noted this submission shares none of the substantive issues of 333-143354 and 333-144628 as it does not have a no lapse guarantee nor innovative riders.)

1.           Risk/Benefit Summary (pp. 5-8)
a.  Generally: Please consider moving the Investment Options and Reinstatement sections from the risk section to the benefits summary.

Response:

The “Investment Options” and “Reinstatement” sections have been moved to the Contract Benefits section of the Risk/Benefit Summary.

b.  The Variable Account: Please clarify that the benefit values related to the variable account fluctuate because they reflect the impact of economic conditions on the mutual funds corresponding to the contractowner’s variable option selections.

Response:

The fifth bullet of “The Variable Account” section of the Contract Risks portion of the Risk/Benefit Summary has been revised to read:  “When you choose Variable Sub-Accounts in the Variable Account, your benefits will fluctuate because the benefits reflect the impact of certain economic conditions on the mutual funds underlying the Variable Sub-Accounts you have elected.”  Additionally, we state that cost of insurance charges and other insurance-related charges are appropriate to a life insurance policy but not to a short-term savings vehicle.

c.  Limited Access to Cash Value:  As applicable, please add a statement to the risk summary identifying any limitations on access to cash value through withdrawals noted in the Summary.  See Item 2(b)

Response:

The “Accessing Your Account Value” section of the Risk/Benefit Summary has been revised to state the amount of any partial surrender may not exceed the Account Value minus any outstanding Policy Debt.

2.           Format of Fee Tables (pp. 8-9)
Where possible, please revise the fee table format consistent with the Staff’s comments on Registrant’s related filing 333-144626.  Specifically, please focus on comments regarding current and Representative Owner charges.  See General instructions 3(b) and 3(b)(i) to Item 3.  Seealso Item 3(b)(ii).

Response:

Horizontal lines have been removed between the Minimum and Maximum Charge and Representative Owner Charge for each Charge.  The Charge names and Rider names have been bolded.   Due to the first revision (deleting horizontal lines), the subcategories appear in the same box.  The characteristics of the representative owner have been moved from the footnotes into the Table.  The footnote numbers correspond properly and have been reduced in number and text volume.  The figures in the Amount Deducted column are parallel with their corresponding subcategory in the Charge column.  The Flat Extra Charge does not vary by individual characteristics so only the maximum is shown.  For clarity, only monthly charges are shown in the Table and the related footnotes have been adjusted accordingly.  “Each” has replaced “a” in the second column of the fee table for deductions which occur every month.  The Charitable Giving Benefit Rider has been deleted from the Fee Table as it has no independent charge and the Company does not reserve the right to impose a charge in the future.

3.           Transaction Fee Table – Generally (p. 8)
Premium taxes should be reflected as a fee table line item.  See Item 3 Transaction Table.  If they are included in the Premium Expense Charge, the table should reflect this.  Please clarify that the Transfer Fee is per transfer or revise as otherwise applicable.

Response:

A statement has been added to the fee table that an average 3.25% portion of the Premium Expense Charge is for federal and state tax obligations.  The When Charge is Deducted column for the Transfer Fee has been revised to state the charge is imposed on each excess transfer.

4.	Cost of Insurance Charges (p. 8)
The fee table should only reflect the current maximum Cost of Insurance Charge(s) for a representative insured, not maximum and minimum figures.  Also, in a footnote, please cross-reference the narrative describing the various kinds [of] “Net Amount at Risk” values and revise the referenced disclosure for greater clarity.  Finally, please clarify the term “fully underwritten” in related Footnote 4.

Response:

Only one representative insured charge is now shown for the policy’s cost of insurance charges.  Footnote two has been revised to state the Specified Face Amount Net Amount at Risk equals the Base Death Benefit less the Account Value.  A cross-reference to the Monthly Cost of Insurance section has been added.  “Medically underwritten” replaces “fully underwritten”.

5.	Flat Extra Charge (p.9)
Please replace the minimum charge with the current charge. See Item 3, Instructions 1(f) and 3(b)(ii).

Response:

Only the maximum flat extra charge is shown.  The Amount Deducted column has been revised to state the charge is per $1000 of Specified Face Amount Net Amount at Risk and Supplemental Insurance Face Amount Net Amount at Risk.

6.	Payment of Stipulated Amount Rider (p.9)
The associated footnote states gender as a criteria for the charge but both Maximum and Minimum figures are based on males. Is this correct?

Response:

The rates do vary by sex.  Disability rates for males are lower than females at younger ages and much higher for males than females at older ages.  That is why the maximum and minimum are for males.  Footnote 8 has been revised to add this explanation.

7.           Annual Fund Operating Expenses Fee Table (p.9)

Please confirm to the Staff that the figures presented do not reflect waiver or reimbursement arrangements or modify the table accordingly.  We remind you that the maximum and minimum fund changes should reflect any acquired fund fee expenses.

Response:

The Registrant confirms that the figures presented in the Total Annual Fund Operating Expenses Fee Table do not reflect waiver or reimbursement arrangements.  The Registrant further confirms that the maximum and minimum charges reflect any acquired fund fee expenses.

8.	The Variable Account (p.11)
Please clarify supplementally why the last sentence of the third paragraph would matter to a contractowner.

Response:

The third paragraph of “The Variable Account” section for the most part explains how the assets of the variable account are segregated from Company liabilities.  A policyowner may also have concerns regarding the obligation of the Company for assets invested in the fixed account and for payment of the death benefits when due.   The last sentence of the third paragraph states these are general corporate obligations.  The sentence has been edited to state this more precisely.

9.	The Funds (pp. 11-12)

If any registrant receives compensation from any affiliated funds pursuant to the arrangements described in the second paragraph, please describe those arrangements in greater detail in your response letter to the Staff.  Specifically, clarify how the arrangements are consistent with Section 17(e) of the 1940 Act.

Response:

The Company is aware of the requirements of Section 17(e).  The payments disclosed in The Funds section of the prospectus are not compensation from the Funds, but as stated, are from the Fund’s investment advisers for our performance of a variety of administrative services.  In particular, it is not compensation of a form described in Section 17(e).  It is not unusual for affiliates to perform such administrative services for its fund affiliates.  Compensation for distribution services, if any, are provided pursuant to legally compliant 12b-1 plans.

10.           About the Policy -Introduction (p. 12)
The second sentence of the introductory paragraph suggests a contractowner’s rights may be limited by the language contained in the Policy.  This statement may mislead contractowners as to their rights under the securities laws; please delete it.

Response:

This paragraph has been deleted as the prospectus describes the New York policy accurately and the policy is only distributed in that state.

11.           Effective Date of Coverage (p.13)
Please provide more complete descriptions of each of the Issue Date, the Effective Date of Coverage, and the Investment Start Date.  The descriptions should make clear how each date is determined and the circumstances that could affect the assignment of that date.  Also clarify supplementally the different purposes of the following: Effective Date, Issue Date, Start Date and policy date.

Response:

The “Effective Date of Coverage” definition has been deleted.  The “Investment Start Date” is now defined within this section and specifies when premium is in the market and experiencing investment risk.  “Policy date” is not a term within the prospectus.  “Issue Date” is the date specified in the Policy, from which Policy Anniversaries, Policy Years and Policy Months are measured and from which monthly deductions are incurred.

12.	Right of Return Period (p. 13)
Please clarify whether the returned contract must be post-marked or received by the insurance company or its agent by the 10th day. See Form N-6, Item 9(e).

Response:

“Mailing” has been replaced with “post-marking” in “The Right to Return Period” section.

13.           Asset Allocation (p. 13)
In your response letter, please indicate whether each asset allocation program offered is a static or dynamic model and explain the basis for your conclusion.  Specifically, discuss how each model’s composition is determined, when and how it is changed, when and how contractowners are informed of changes, and the degree to which contractowners may opt-in or out of any changes to the model.

Response:

Consistent with the Commission staff's informally articulated position, the asset allocation program is “static”.  The disclosure has been revised consistently with that of File 333-143354.

The Commission staff has asked for an explanation of why the asset allocation program is considered “static”.  The program is static because any time there is an allocation change or fund change determined to be necessary by the asset allocation program vendor to maintain the strategy (e.g., conservative, moderate, aggressive) of the model, the Depositor does not alter the allocations to reflect the changes.  The client is notified the model has terminated and their allocations following the termination date will continue to be rebalanced quarterly to the terminated model’s percentages.  They are advised to contact their representative to determine if these prior allocations remain suitable for their investment objectives.  We respectfully assert that it is our obligation to let the policyowner know that the models are not the asset allocation program vendor’s current view of the market.  We believe we could be liable be for failure to so notify them.  They are not advised by us that a new model exists.  The client must independently learn of and opt-in to any new model offered.  Thus, nothing that we do alters the static nature of the model or renders it dynamic.  We also respectfully assert that we would be discriminating against policyowners under Federal securities and state insurance laws if we denied them the right to independently adopt new allocation choices.

The Asset Allocation section has been revised to state new premium will be allocated to the percentages of the terminated model unless the Company receives different instruction.  The Company’s asset allocation brochure is also attached at the end of this letter.

14.	Modified Endowment Contract (p. 14)
Please explain to Staff why Registrant waits for 90 days to refund a premium after notifying a contractowner that the payment would result in Modified Endowment Contract status.

Response:

The 90 day hold is an internal business rule reflecting the fact that the majority of payments that result in the Policy becoming a Modified Endowment Contract are unintentional.  An Owner may want to increase the face amount of coverage to match an employee benefit plan and submits the premium prior to submitting the necessary paperwork to increase the face (to avoid MEC status).  Rather than returning the payment, we communicate with the Owner during the 90 day period about the requisite face increase to permit premium application.  If not resolved within 90 days, the premium is returned.  The 90 day period also reflects the general amount of turnaround time required by the Owner’s benefit administration department.

15.           Death Benefit Options (p.15-16)
As the death benefit options could be substantially different in value, please describe the general circumstances in which each death benefit option may be most advantageous.

Response:

The differences/advantages of each death benefit option have been stated in the “Death Benefit Options” section.

16.           Increases in Face Amount (p. 16)
If such an increase could change the level of premiums necessary to sustain the policy, please state this and explain how the amount of the increase is determined.  See Item 7(a)(7).

Response:

The “Increases” section has been revised to state the financial adviser can provide an illustration showing premium funding necessary to sustain coverage at the increased Specified Face Amount or Supplemental Insurance Face Amount.

17.           Account Value (pp. 16-18)
Please clarify that premium payments are credited to the selected underlying fund options at the price next determined after receipt of the premium payment.

Response:

Consistent with the Tax Code requirements and the structure of separate accounts and underlying funds, premium payments are never credited to underlying funds and to say so would be inaccurate and could be regarding by the Internal Revenue Service as violating the Section 817 provisions of the Tax Code and result in disqualification of the Policy under those provisions.  In any event, the industry’s traditional disclosure with regard to Net Investment Factors fully addresses the value of the underlying fund shares.

The last paragraph of the “Account Value” section has been revised to state if premium is to be allocated to a Sub-Account, the Unit Value of the Variable Sub-Account will be that next determined after receipt of such premium.

18.           Rider Descriptions - Generally (pp. 18-19)
Either in the specific rider descriptions or in the Charges and Deductions section, please include a corresponding disclosure satisfying the requirements of Item 5(a).  Per the requirements of Item 5(a), clearly state the value of the rider charge, how the amount is determined, and what is provided in consideration for that fee.  The following require additional charge disclosure: Waiver of Monthly Deductions Rider, the Payment of Stipulated Amount Rider, and the Enhancement Benefit.

Response:

The Waiver of Monthly Deductions Rider section and the Payment of Stipulated Amount Rider section have been revised to provide the information required by Item 5(a).  The Enhancement Benefit is not a rider but is a policy provision.  It has no related charge.  The Enhancement Benefit disclosure has been revised to mirror that of 333-143353.

19.	Charitable Giving Benefit Rider (p. 18)
Please expand this section to describe the rider in greater detail.  Specifically, indicate how a contractowner would know if his or her Specified Face Amount is sufficient to elect the rider and when the rider must be elected.  Also, please define “Charitable Gift Amount” and “Charitable Beneficiary” here or in the glossary.

Response:

The “Charitable Giving Benefit Rider” section has been revised to provide definitions of Charitable Gift Amount and Charitable Beneficiary.  This rider is available to all persons regardless of Specified Face Amount levels.

20.           Waiver of Monthly Deductions Rider (p. 19)
If this rider increases risk of lapse or may negatively affect the contract in other ways, please indicate this.  Also, please clarify the statement that the waiver of deductions is “retroactive to the date of total disability”.  Explain how this works.

Response:

The “Waiver of Monthly Deductions Rider” section has been revised to state monthly deductions will be waived for all months for which the Insured was totally disabled.  Payment of benefits under this rider does not increase risk of lapse nor have a potentially negative effect on the Policy. It is stated that waiver of monthly deductions means the Account Value is not reduced by any monthly deductions on each Monthly Anniversary Day during the period of total disability.

21.           Payment of Stipulated Amount Rider (p. 19)
If payment of a benefit under this rider can increase risk of lapse or negatively affect other benefits under the contract, please indicate this.

Response:

The impact of payments under this Rider to other Policy benefits would be conditional upon the “stipulated amount” elected by the Owner.  As an Owner is not permitted to elect a stipulated amount in excess of the Planned Periodic Premium, the “Payment of Stipulated Amount Rider” section has been revised to state payment of the stipulated amount does not guarantee that the Account Value of the Policy will be sufficient to keep the Policy in force.

22.	Enhancement Benefit (p. 19)

Please clarify the general purpose behind the return of charges and whether payment of a benefit under this rider is up to the Registrant’s discretion or automatic if the stated criteria are met.  Also, please provide an example of how this benefit is calculated.

Response:

The general purpose of this benefit is to allow the corporate owner the ability to book the cash surrender value at a level close to cumulative premiums paid during the Enhancement Period which is the first seven Policy Years.  The “Enhancement Benefit” section states the payment of the benefit is at the discretion of the Company.

As an example, assume $10,000 of premium is paid at the beginning of each year for 7 years and Base Face Amount equals $100,000.  In month 1, Premium Expense Load is $2,000.  (No other charges are considered in month 1.)  The $2,000 Premium Expense Load is amortized to equal a month 1 Enhancement Benefit values of 1,979.  In month 2, the Monthly Expense charge is $5, the Monthly Face Amount Charge is $7, and the Monthly Cost of Insurance charge is $50.  The $62 is added into the enhancement benefit formula and the entire amount is amortized to equal $1,985.  This procedure continues for 7 years with additions to the Enhancement Benefit for the above noted charges and subtractions due to the 7-year amortization.  The amortization accelerates as the policy moves closer to the end of policy year 7.  The formula is designed to drive the Enhancement Benefit to zero at the end of Policy Year 7.

23.	Travel Assistance Endorsement (pp. 19-20)
Please explain where a contractowner can get more information about the rider. If there is an associated charge, please describe it in the narrative and include it in the appropriate fee table.

Response:

The Travel Assistance Endorsement section has been revised to state the endorsement automatically attaches to every Policy and is provided at no charge.  We also state the financial adviser can provide a brochure that gives additional detail about the Endorsement.

24.	Policy Loans (pp. 22)
Please clarify whether the interest earned and the interest assessed are netted on a daily basis.

Response:

Interest earned on the amounts in the Loan Account is credited daily.  Interest assessed on the Loan Account accrues daily but is not capitalized until the end of the year.  Please see paragraphs one and three of the “Policy Loans” provision.  The interest earned and assessed is not netted.

25.	Glossary of Terms (p. 33-35)

Please include user-friendly definitions of the following terms in the Glossary and refer to them as capitalized, defined terms throughout the prospectus and SAI: (a) You; (b) Net Amount at Risk; (c) Charitable Gift Amount; and (d) Charitable Beneficiary.

Response:

“You”, “Specified Face Amount Net Amount at Risk” and “Total Net Amount at Risk” definitions have been added to the Glossary.  These terms are capitalized throughout the prospectus.  Definitions of “Charitable Gift Amount” and “Charitable Beneficiary” are present in the “Charitable Giving Benefit Rider” section pursuant to Comment 19.

26.	Back Cover Page
On the back cover page, the address and telephone number for the Public Reference Room are incorrect. The correct information is: 901 E Street, N.E., Washington, D.C. 20549; (202) 551-8090.

Response:

The address and telephone number for the Public Reference Room on the back cover has been corrected.

27.	Incorporation by Reference (SAI, Cover Page)
Please revise the statement of incorporation by reference on the cover of the SAI so the prospectus is incorporated into the SAI. Item 15(a)(3)(C).

Response:

The incorporation reference has been deleted from the SAI.  Incorporation is optional pursuant to General Instruction D(1)(b).

28.	Item 17(c)(2) (SAI, p. 2)
Please provide the business address of the independent public accounting firm.

Response:

The Independent Public Accounting Firm section of the SAI has been revised to state the business address of Deloitte & Touche LLP.

29.	Item 28

The document incorporated by reference in response to this item does not appear to satisfy the requirements of Item 28.  Specifically, Item 28 requires the disclosure of “the state or other sovereign power under the laws of which [each]company is organized” for “all persons directly or indirectly controlled by or under common control with the Depositor or the Registrant.” (emphasis added.)  Please include this information for the entities similarly under common control with the Depositor or Registrant.  Also, per Item 28, Instruction 2, indicate the type of financials filed by subsidiaries under the common control of Sun Life Financial along with the Registrant.

Response:

A new Item 28 was filed as an exhibit to Pre-Effective Amendment 2 for 333-144353.  It will be incorporated by reference when a pre-effective amendment filing is appropriate.

Any comments made on other pending filings which are applicable to this prospectus or SAI have been made.

We understand that any exhibits, financial statements and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration Statement.

We understand we are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to provide all information investors require for an informed decision.  As the insurance company and its management possess all facts relating to the insurance company’s disclosure, we are responsible for its accuracy and adequacy.

In addition to the changes made in response to Staff comments, as shown in the red-lined courtesy copy of the prospectus, all changes received from the Staff on other recent filings have been made.

Please direct all questions and comments to the undersigned at (781)446-1638.

Sincerely,

/s/ Susan J. Lazzo

Susan J. Lazzo
Senior Counsel

Sun Executive VUL
Sun Life (N.Y.) Variable Account D
A Flexible Premium Variable Universal Life Insurance Policy
Prospectus
December 1, 2007

This prospectus describes the variable universal life insurance policy (the "Policy") issued by Sun Life Insurance and Annuity Company of New York ("we", "us" or "Company"), a member of the Sun Life Financial group of companies, through Sun Life (N.Y.) Variable Account D (the “Variable Account”), one of our separate accounts.  The Policy is being offered as an individual policy.  This prospectus contains important information You should understand before purchasing a Policy.  We use certain special terms which are defined in Appendix A.  You should read this prospectus carefully and keep it for future reference.

You may choose among a number of Sub-Accounts and a Fixed Account Option.  The Sub-Accounts in the Variable Account invest in shares of the following Funds:

ASSET ALLOCATION	LARGE CAP EQUITY
Franklin Income Securities Fund (Class 2)	AIM V.I. Core Equity Fund (Series I)
MFS/Sun Life Total Return Series (S Class)	Columbia Marsico 21st Century Fund, Variable Series – Class B
EMERGING MARKETS BOND	Fidelity VIP Contrafund® Portfolio (Service Class 2)
PIMCO VIT Emerging Markets Bond Portfolio (Administrative Class)	Fidelity VIP Index 500 Portfolio (Service Class 2)
EMERGING MARKETS EQUITY	Franklin Mutual Shares Securities Fund (Class 2)
MFS/Sun Life Emerging Markets Equity Series (S Class)	Goldman Sachs VIT Structured U.S. Equity Fund (S Shares)
HIGH YIELD BOND	Lord Abbett Series Fund - Growth and Income Portfolio (Class VC)
PIMCO VIT High Yield Portfolio (Administrative Class)	MFS/Sun Life Value Series (S Class)
INFLATION-PROTECTED BOND	Oppenheimer Capital Appreciation Fund/VA (Service Shares)
PIMCO VIT Real Return Portfolio (Administrative Class)	Oppenheimer Main Street Fund/VA (Service Shares)
INTERMEDIATE TERM BOND	SC Davis Venture Value Fund (I Class)
Franklin U.S. Government Fund (Class 2)	SC FI Large Cap Growth Fund (I Class)
MFS/Sun Life Bond Series (S Class)	Van Kampen LIT Comstock Portfolio (Class 2 Shares)
PIMCO VIT Total Return Portfolio (Administrative Class)	REAL ESTATE EQUITY
Sun Capital Investment Grade Bond Fund (I Class)	Sun Capital Real Estate Fund® (I Class)
INTERNATIONAL/GLOBAL EQUITY	SHORT TERM BOND
AIM V.I. International Growth Fund (Series I)	PIMCO VIT Low Duration Portfolio (Administrative Class)
AllianceBernstein VPS International Value Portfolio (Class B)	SMALL CAP EQUITY
MFS/Sun Life Research International Series (S Class)	DWS Small Cap Index VIP (Class B)
Oppenheimer Global Securities Fund/VA (Service Shares)	Franklin Small Cap Value Securities Fund (Class 2)
INTERNATIONAL/GLOBAL SMALL/MID CAP EQUITY	SC Oppenheimer Main Street Small Cap Fund (I Class)
First Eagle Overseas Variable Fund	Wanger U.S. Smaller Companies
MID CAP EQUITY	SPECIALTY/SECTOR EQUITY
Fidelity VIP Mid Cap Portfolio (Service Class 2)	MFS/Sun Life Utilities Series (S Class)
Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)	SPECIALTY/SECTOR COMMODITY
SC Blue Chip Mid Cap Fund (I Class)	PIMCO VIT Commodity RealReturn Strategy Portfolio (Administrative Class)
MONEY MARKET	TARGET DATE
Sun Capital Money Market Fund (I Class)	Fidelity VIP Freedom 2015 Portfolio (Service Class 2)
MULTI SECTOR BOND	Fidelity VIP Freedom 2020 Portfolio (Service Class 2)
Franklin Strategic Income Securities Fund (Class 2)	Fidelity VIP Freedom 2030 Portfolio (Service Class 2)

AIM Advisors, Inc. advises the AIM Funds.  AllianceBernstein L.P. advises the AllianceBernstein VPS International Value Portfolio.  Columbia Management Advisors, LLC advises the Columbia Marsico 21st Century Fund and Marsico Capital Management, LLC is the subadviser.  Deutsche Investment Management Americas, Inc. advises the DWS Small Cap Index VIP.  Fidelity Management & Research Company advises the Fidelity Portfolios. Arnhold and S. Bleichroeder Advisers, LLC advises the First Eagle Overseas Variable Fund.  Franklin Advisers, Inc. advises the Franklin Income Securities Fund, Franklin Strategic Income Securities Fund and Franklin U.S. Government Fund.  Franklin Advisory Services, LLC advises the Franklin Mutual Shares Securities Fund and the Franklin Small Cap Value Securities Fund.  Goldman Sachs Asset Management, L.P. advises the Goldman Sachs VIT Structured U.S. Equity Fund.  Lord, Abbett & Co. LLC advises the Lord Abbett Portfolios.  Massachusetts Financial Services Company, our affiliate, advises the MFS/Sun Life Series.  OppenheimerFunds, Inc. advises the Oppenheimer Fund/VAs and is subadviser of the SC Oppenheimer Main Street Small Cap Fund.  Pacific Investment Management Company LLC advises the PIMCO Portfolios.  Sun Capital Advisers, LLC, our affiliate, advises the Sun Capital Funds.  Davis Advisors is the subadviser of the SC Davis Venture Value Fund.  Pyramis Global Advisors, LLC is the subadviser of the SC FI Large Cap Growth Fund.  Van Kampen Asset Management advises the Van Kampen LIT Comstock Portfolio.  Columbia Wanger Asset Management, LP advises the Wanger U.S. Smaller Companies.

Sun Life Insurance and Annuity Company of New York
Service Office:  One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
(800) 468-9890

Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

Table of Contents

Topic	Page
Risk/Benefit Summary of Policy	[INSERT PAGE NUMBER]
About Who We Are	[INSERT PAGE NUMBER]
The Variable Account	[INSERT PAGE NUMBER]
The Funds	[INSERT PAGE NUMBER]
Fees and Expenses of the Funds                                                                                                                             [INSERT PAGE NUMBER]
Potential Conflicts                                                                                                                             [INSERT PAGE NUMBER]
Our General Account	[INSERT PAGE NUMBER]
About the Policy	[INSERT PAGE NUMBER]
Application and Issuance                                                                                                                             [INSERT PAGE NUMBER]
Death Benefit Compliance Test                                                                                                                             [INSERT PAGE NUMBER]
Initial Premium Payment                                                                                                                             [INSERT PAGE NUMBER]
Insurable Interest Requirement.                                                                                                                             [INSERT PAGE NUMBER]
Right to Return Policy Period                                                                                                                             [INSERT PAGE NUMBER]
Asset Allocation                                                                                                                             [INSERT PAGE NUMBER]
Premium Payments	[INSERT PAGE NUMBER]
General Limitations                                                                                                                             [INSERT PAGE NUMBER]
Guideline Premium Test Limitations                                                                                                                             [INSERT PAGE NUMBER]
Planned Periodic Premiums                                                                                                                             [INSERT PAGE NUMBER]
Allocation of Net Premium                                                                                                                             [INSERT PAGE NUMBER]
Modified Endowment Contract                                                                                                                             [INSERT PAGE NUMBER]
Supplemental Insurance Face Amount	[INSERT PAGE NUMBER]
Death Benefit	[INSERT PAGE NUMBER]
Policy Proceeds                                                                                                                             [INSERT PAGE NUMBER]
Death Benefit Options                                                                                                                             [INSERT PAGE NUMBER]
Supplemental Insurance Death Benefit                                                                                                                             [INSERT PAGE NUMBER]
Changes in the Death Benefit Option                                                                                                                             [INSERT PAGE NUMBER]
Minimum Face Amount                                                                                                                             [INSERT PAGE NUMBER]
Changes in Face Amount                                                                                                                             [INSERT PAGE NUMBER]
Increases in Face Amount                                                                                                                             [INSERT PAGE NUMBER]
Decreases in Face Amount                                                                                                                             [INSERT PAGE NUMBER]
Account Value	[INSERT PAGE NUMBER]
Account Value for Investment Options                                                                                                                             [INSERT PAGE NUMBER]
Net Investment Factor                                                                                                                             [INSERT PAGE NUMBER]
Splitting Units                                                                                                                             [INSERT PAGE NUMBER]
Account Value in the Loan Account                                                                                                                             [INSERT PAGE NUMBER]
Insufficient Value                                                                                                                             [INSERT PAGE NUMBER]
Grace Period                                                                                                                             [INSERT PAGE NUMBER]
Insured's Attained Age 100                                                                                                                             [INSERT PAGE NUMBER]
Charitable Giving Benefit Rider                                                                                                                             [INSERT PAGE NUMBER]
Waiver of Monthly Deductions Rider                                                                                                                             [INSERT PAGE NUMBER]
Payment of Stipulated Amount Rider                                                                                                                             [INSERT PAGE NUMBER]
Enhancement Benefit                                                                                                                             [INSERT PAGE NUMBER]
Travel Assistance Endorsement                                                                                                                             [INSERT PAGE NUMBER]
Transfer Privileges	[INSERT PAGE NUMBER]
Short-Term Trading                                                                                                                             [INSERT PAGE NUMBER]
The Funds’ Harmful Trading Policies                                                                                                                             [INSERT PAGE NUMBER]
Accessing Your Account Value	[INSERT PAGE NUMBER]
Surrender                                                                                                                             [INSERT PAGE NUMBER]
Partial Surrenders                                                                                                                             [INSERT PAGE NUMBER]
Policy Loans                                                                                                                             [INSERT PAGE NUMBER]
Deferral of Payment                                                                                                                             [INSERT PAGE NUMBER]
Reinstatement                                                                                                                             [INSERT PAGE NUMBER]
Charges, Deductions and Refunds	[INSERT PAGE NUMBER]
Premium Expense Load                                                                                                                             [INSERT PAGE NUMBER]
Mortality and Expense Risk Charge                                                                                                                             [INSERT PAGE NUMBER]
Monthly Expense Charge                                                                                                                             [INSERT PAGE NUMBER]
Monthly Face Amount Charge                                                                                                                             [INSERT PAGE NUMBER]
Monthly Cost of Insurance                                                                                                                             [INSERT PAGE NUMBER]
Other Charges and Expenses                                                                                                                             [INSERT PAGE NUMBER]
Directed Deductions                                                                                                                             [INSERT PAGE NUMBER]
Reduction of Charges                                                                                                                             [INSERT PAGE NUMBER]
Termination of Policy	[INSERT PAGE NUMBER]
Other Policy Provisions	[INSERT PAGE NUMBER]
Alteration                                                                                                                             [INSERT PAGE NUMBER]
Assignments                                                                                                                             [INSERT PAGE NUMBER]
Owner and Beneficiary                                                                                                                             [INSERT PAGE NUMBER]
Reports to Owners                                                                                                                             [INSERT PAGE NUMBER]
Illustrations                                                                                                                             [INSERT PAGE NUMBER]
Misstatement of Age or Sex                                                                                                                             [INSERT PAGE NUMBER]
Suicide                                                                                                                             [INSERT PAGE NUMBER]
Incontestability                                                                                                                             [INSERT PAGE NUMBER]
Addition, Deletion or Substitution of Investments                                                                                                                             [INSERT PAGE NUMBER]
Nonparticipating                                                                                                                             [INSERT PAGE NUMBER]
Modification                                                                                                                             [INSERT PAGE NUMBER]
Entire Contract                                                                                                                             [INSERT PAGE NUMBER]
Performance Information	[INSERT PAGE NUMBER]
Voting Rights	[INSERT PAGE NUMBER]
Distribution of Policy	[INSERT PAGE NUMBER]
Federal Income Tax Considerations	[INSERT PAGE NUMBER]
Our Tax Status                                                                                                                             [INSERT PAGE NUMBER]
Taxation of Policy Proceeds                                                                                                                             [INSERT PAGE NUMBER]
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Appendix A - Glossary of Policy Terms	[INSERT PAGE NUMBER]
Appendix B - Privacy Policy	[INSERT PAGE NUMBER]

This prospectus does not constitute an offering in any jurisdiction where the offering would not be lawful.  You should rely only on the information contained in this prospectus or in the prospectus or Statement of Additional Information of the underlying mutual funds.  We have not authorized anyone to provide You with information that is different.

Risk/Benefit Summary of Policy

Use of Policy

The Policy provides corporations and other entities life insurance coverage on employees or other persons in whose lives they have an insurable interest.  It may be used in connection with various types of non-tax-qualified executive benefit plans.

Right to Return Period You may return the Policy within 10 days beginning when You receive the Policy and receive a refund of premiums paid.

Premium Payments

-	Generally, You must make an initial minimum premium payment that will sustain the Policy for three months from its Issue Date.

-	You choose the amount and timing of subsequent premium payments, within certain limits.

-	We allocate your net premium payments among the Policy's Sub-Accounts and the Fixed Account according to your instructions.

CONTRACT BENEFITS
Account Value

-	The Account Value equals

	-	premiums, plus

	-	investment performance of the Sub-Accounts, the Fixed Account and the Loan Account; less

	-	any partial surrenders and Policy charges.

Accessing Your Account Value

Cash Surrender Value is

-	Account Value, less

-	Policy Debt, plus

-	any Enhancement Benefit.

-	You may borrow from us using the Account Value as collateral. Taking Policy loans may increase the risk of Policy lapse.

-	You may surrender the Policy for its Cash Surrender Value. Surrender of this Policy is discouraged in the early Policy Years because the Premium Expense Loads are higher in those years.

-
You may make a partial surrender of only a portion of the Cash Surrender Value once per year after the Policy has been in force for one year.  The amount of any partial surrender may not exceed the Account Value minus any outstanding Policy Debt.  Reducing the Cash Surrender Value with a partial surrender may increase the risk of Policy lapse.

A partial surrender may cause a decrease in Total Face Amount of your Policy if the Total Net Amount at Risk after the partial surrender exceeds the Net Amount at Risk before the partial surrender.  The Total Net Amount at Risk equals the Death Benefit minus your Account Value.

Death Benefit Compliance Test

-	For favorable federal tax treatment, the Policy must meet one of the following standards-

	-	the Guideline Premium Test, or

	-	the Cash Value Accumulation Test.

-	You choose the applicable test. You may not change your election.

-	Please see the Death Benefit Compliance Test paragraph in the About the Policy section of the prospectus for the Guideline Premium Test and Cash Value Accumulation Test definitions.

Death Benefit

Specified Face Amountis the minimum amount of life insurance in the Policy. Supplemental Insurance Face Amount is the amount of supplemental life insurance You elect.

-	You have a choice of three death benefit options-

	-	the Specified Face Amount (Option A); or

	-	the Specified Face Amount plus your Gross Cash Surrender Value (Option B); or

	-	the Specified Face Amount plus cumulative premiums paid (Option C).

-	You may change your death benefit option on any Policy Anniversary, subject to our underwriting rules then in effect.

-	At any time, You may-

	-	increase the Specified Face Amount or Supplemental Insurance Face Amount, subject to satisfactory evidence of the Insured’s insurability; or

	-	decrease the Specified Face Amount or Supplemental Insurance Face Amount to a level not less than the minimum specified in the Policy.
Investment Options

-	You may allocate your net premium payments among the Sub-Accounts and the Fixed Account.

-	You may transfer amounts from one Sub-Account to another or to the Fixed Account, subject to any limits that we or the Funds may impose.

-	You may transfer amounts from the Fixed Account, subject to our transfer rules in effect at time of transfer.

Reinstatement

If the Policy terminates due to insufficient value, we will reinstate it within three years at your request, subject to certain conditions.

CONTRACT RISKS
The Variable Account

-	The assets attributable to the Policies are held in a variable separate account (the "Variable Account").

-	The assets of the Variable Account are free from our general creditor's claims.

-	The Variable Account is divided into Sub-Accounts.

-	Each Sub-Account invests exclusively in shares of a corresponding mutual fund.

-
When You choose Sub-Accounts in the Variable Account, your benefits will fluctuate because the benefits reflect the impact of certain economic conditions on the mutual funds underlying the Sub-Accounts You have elected.  These conditions include, but are not limited to

-	inflationary forces,

-	changes in rates of return available from different types of investments,

-	changes in employment rates and

-	the presence of international conflict.

-	With such Sub-Accounts, You assume all investment risk. Investment risk is the risk of poor investment performance. Poor investment performance can result in a loss of all or some of your investment.

-	A comprehensive discussion of the risks of such Sub-Accounts may be found in the underlying Fund's prospectus.

-
It is unsuitable to purchase a life insurance policy as a short-term savings vehicle.  This Policy is unsuitable if You plan to surrender it to meet short-term needs because the Premium Expense Loads are higher in the early Policy Years.  “Premium Expense Loads” are charges imposed on the premium at the time the Company receives it.  The Loads consist of an element to cover State and Federal tax obligations and an element to cover costs of issuing and selling the Policy.  See the fee tables following the Risk/Benefit Summary for the Loads and also a detailed description in the Charges, Deductions and Refunds section within the prospectus.  Cost of insurance and other insurance-related charges are appropriate to a life insurance policy but not to a short-term savings vehicle.

What if Charges and Deductions Exceed Account Value less Policy Debt?

Your Policy may terminate if your Account Value less Policy Debt is insufficient to pay all charges and deductions then due.  If this occurs, we will send You written notice and allow You a 61day grace period.  If You do not make a premium payment within the grace period sufficient to cover all charges and deductions due, the Policy will terminate at the end of the grace period.

Federal Tax Considerations

Purchase of, and transactions under, the Policy may have adverse or unfavorable tax consequences that You should consider.  You may wish to consult a qualified tax professional prior to purchase regarding tax treatment of death benefits and surrenders.

The following tables describe the fees and expenses that You will pay when buying, owning and surrendering the Policy.  The first table describes the expenses that You will pay at the time that You buy the Policy and at the time of each subsequent premium payment.
TRANSACTION FEES
Charge	When Charge is Deducted	Amount Deducted
Premium Expense Load[1]
(3.25% of this Charge is used for state and federal tax obligations)

Maximum Charge On Premium up to and Including Target Premium:

Maximum Charge On Premium in Excess of Target Premium:
	Upon premium receipt	(as a percentage of premium)
35% 5.0%
Illustration Charge Maximum:	Upon fulfillment of illustration request in any Policy Year	$25.00 per illustration

The next table describes the fees and expenses that You will pay periodically during the time You own the Policy, not including Fund fees and expenses.

PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES
Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance for Specified Face Amount[2]	At the beginning of each Policy Month	(Per $1000 of Specified Face Amount Net Amount at Risk “SFANAR”)
Maximum Charge: Minimum Charge: Representative Owner Charge[3]: (male, nonsmoker, preferred, medically underwritten, Issue Age 45)		$83.33 per month[3] $0.03 per month[3] $0.12 per month
Cost of Insurance for Supplemental Insurance Face Amount	At the beginning of each Policy Month	(Per $1000 of Supplemental Insurance Death Benefit”)
Maximum Charge: Minimum Charge: Representative Owner Charge[3]: (male, nonsmoker, preferred, medically underwritten, Issue Age 45)		$83.33 per month[2] $0.03 per month[2] $0.12 per month
Mortality and Expense Risk Charge[4] Maximum Charge:	Daily	(On the assets allocated to the Sub-Accounts)
0.05% per month
Monthly Expense Charge	At the beginning of each Policy Month	$5.00 per month
Monthly Face Amount Charge Maximum Charge:	At the beginning of each Policy Month	(per $1000 of Specified Face Amount)
$0.20
Loan Interest[5]	At the end of each Policy Year	(as a percentage of Policy Debt)
4.0% per year
Flat Extra Charge	At the beginning of each Policy Month	(Per $1000 of Total Net Amount at Risk)
Maximum Charge:		$20.00

The next table describes the charges You will pay periodically during the time You own any riders attached to the Policy.

OPTIONAL CHARGES
Charge	When Charge is Deducted	Amount Deducted
Waiver of Monthly Deductions Rider Maximum Charge: Minimum Charge: Representative Owner Charge[3] (Issue Age 45)	At the beginning of each Policy Month	(Per $1000 of Total Net Amount at Risk)
$0.19[6] $0.01[6]
$0.07
Payment of Stipulated Amount Rider Maximum Charge: Minimum Charge: Representative Owner Charge[3]: (Male, Issue Age 45, benefit payable to age 70)	At the beginning of each Policy Month	(Per $100 of Stipulated Amount7) $0.79[8] $0.14[8] $0.46

The next table describes the Fund fees and expenses that You will pay periodically during the time that You own the Policy.  The table shows the minimum and maximum fees and expenses charged by any of the Funds and deducted from Fund assets.  More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

ANNUAL FUND OPERATING EXPENSES (deducted by each Fund on the average daily net asset value of each Fund)
Total Annual Fund Expenses (reflects management fees, distribution [and/or service] (12b-1) fees and other expenses)	Minimum	Maximum
	0.35%	1.78%

[1]The elements making up the Premium Expense Load are discussed on page 24.  The Load is deducted from premium received.  The Load on premium up to and including Target Premium will not exceed 35% in Policy Year 1, 12% in Policy Years 2-10 and 5% thereafter. The Load on premium in excess of Target Premium will not exceed 5.0% in any Policy Year.
[2]The monthly maximum cost of insurance represents the charge for an Insured male, smoker and nonsmoker, standard, any underwriting basis, Issue Age 85, Policy Year 14.  The monthly minimum cost of insurance charge is the charge for an Insured female, nonsmoker, super preferred, medically underwritten, Issue Age 20, Policy Year 1.  For substandard risk classifications, the Company reserves the right to charge up to 500% of the cost of insurance charges shown in the Fee Table.  Please see page 25 of the prospectus for additional detail.  The Specified Face Amount Net Amount at Risk equals the Base Death Benefit less the Account Value.
3It is assumed the Owner and the Insured are the same person.
[4]The Mortality and Expense Risk charge is deducted in all Policy Years.
[5]Loan Interest is charged as a percentage of Policy Debt and is added to Policy Debt.  It is 4% in Policy Years 1-10 and 3.0% thereafter.
[6]The monthly maximum charge is the per $1000 of Total Net Amount at Risk charge for an Insured, Issue Age 55.  The  monthly minimum charge is the charge for an Insured, Issue Age 20.  Charges vary by Issue Age only.
7To increase the variety of Stipulated Amounts electable, the charge imposed is per $100 of Stipulated Amount.
[8]The monthly maximum charge is the charge for an Insured male, Issue Age 55, benefit payable to age 70.  The monthly minimum charge is the charge for an Insured male, Issue Age 20, benefit payable to age 65.  Charges vary based on the Insured's Issue Age, sex and duration of payment option.  Disability rates for males are lower than females at younger ages and much higher for males than females at older ages.  The use of rates for males provides an appropriate range of rates.

About Who We Are

We are a stock life insurance company incorporated under the laws of New York on May 25, 1983.  Our Home Office is located at 60 East 42nd Street, Suite 1115, New York, New York 10165.  We are ultimately controlled by Sun Life Financial Inc. ("Sun Life Financial").  Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York and Philippine stock exchanges.

The Variable Account

We established Sun Life (N.Y.) Variable Account D on April 24, 2003, pursuant to a resolution of our Board of Directors.  The Variable Account may also be used to fund benefits payable under other life insurance policies issued by us.  We are obligated to pay all benefits payable under the Policy.

We own the assets of the Variable Account.  The income, gains or losses, realized or unrealized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to our other income, gains or losses.

We will at all times maintain assets in the Variable Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all policies participating in the Variable Account and the Variable Account is fully funded for the purpose of Federal securities laws.  The assets of the Variable Account are insulated from our general liabilities and may not be charged with our liabilities from our other business.  Our obligations for the fixed account allocations and death benefits payable under the Policy are, however, our general corporate obligations.

The Variable Account is registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust.  That registration does not involve any supervision by the SEC of the management or investment practices or policies of the Variable Account.

The Variable Account may be deregistered if registration is no longer required under applicable Federal securities laws.  We may continue, at our election, to operate the Variable Account as a unit investment trust or other form of investment company.  All determinations will be made by our Board of Directors.  In the event of any change in the registration status of the Variable Account, we will notify all policyholders and any regulatory authorities requiring notice of such change.  We may amend the Policy to reflect the change and take such other action as may be necessary and appropriate to effect the change.

The Variable Account is divided into Sub-Accounts.  Each Sub-Account invests exclusively in shares of a corresponding investment portfolio of a registered investment company (commonly known as a mutual fund).  We may in the future add new or delete existing Sub-Accounts.  The income, gains or losses, realized or unrealized, from assets allocated to each Sub-Account are credited to or charged against that Sub-Account without regard to the other income, gains or losses of the other Sub-Accounts.

The Funds

The Policy offers several mutual fund options shown on page 1.  More comprehensive information, including a discussion of potential risks, is found in the current prospectuses for the Funds (the “Fund Prospectuses”).  You should read the Fund Prospectuses, which may be obtained by calling 1-800-468-9890, before investing.

Fees and Expenses of the Funds.  Fund shares are purchased at net asset value, which reflects the deduction of investment management fees and other expenses.  The management fees are charged by each Fund's investment adviser for managing the Fund and selecting its portfolio of securities.  Other expenses can include such items as interest expense on loans and contracts with transfer agents, custodians and other companies that provide services to the Fund, and actual expenses may vary.

Because they are assessed at the Fund level, You will indirectly bear the fees and expenses of the Funds You select.  The table presented earlier in this prospectus shows the range of fees and expenses paid by the Funds on the average daily net asset value of each Fund.  These fees and expenses are more fully described in the Fund Prospectuses.

Potential Conflicts.  We, as well as other affiliated and unaffiliated insurance companies, may also purchase shares of the Funds on behalf of other separate accounts used to fund variable benefits payable under other variable life insurance and variable annuity contracts.  As a result, it is possible, though we do not anticipate, that a material conflict may arise between the interests of our policyowners with respect to the Variable Account and those of other variable contractowners with respect to the other separate accounts that participate in the Funds.  The Funds have agreed to monitor themselves for the existence of any material conflict between the interests of variable contractowners.  In the event of such a conflict involving a Fund, we will take any steps necessary to remedy the conflict including withdrawing the assets of the Variable Account from the Fund.  If the Variable Account or another separate account withdraws its assets from a Fund for this reason, the Fund may be forced to sell its portfolio securities at disadvantageous prices which would negatively affect the investment performance of the corresponding Sub-Account.

Our General Account

Our general account consists of all of our assets other than those in our variable separate accounts.  Subject to applicable law, we have sole discretion over the investment of our general account assets.

Interests in our general account offered through the Fixed Account investment option have not been registered under the Securities Act of 1933 and our general account has not been registered as an investment company under the Investment Company Act of 1940.

An allocation of premium to the Fixed Account does not entitle You to share in the investment experience of our general account.  Instead, we guarantee that your Fixed Account allocation will accrue interest daily at an effective annual rate of at least 3%, without regard to the actual investment experience of our general account.  Interest in excess of the guaranteed rate may be applied to the amount in the Fixed Account at such increased rates and in such a manner as we may determine, based on our expectations of future experience with respect to interest, mortality costs, persistency, expense, taxes, as well as the size, timing and frequency of deposits.

About the Policy
Application and Issuance.  To apply for a Policy, You must submit an application to our Service Office.  We will then follow underwriting procedures designed to determine the insurability of the proposed Insured.  We offer the Policy on a regular (or medical) underwriting, simplified underwriting, expanded guaranteed issue or guaranteed issue basis.  The proposed Insured generally must be less than 81 years old for a Policy to be issued.  For Policies underwritten on a medical or simplified basis, we may require that the proposed Insured undergo one or more medical examinations and that You provide us with such additional information as we may deem necessary, before an application is approved.

We will issue Policies on an expanded guaranteed issue or guaranteed issue basis with respect to certain groups of Insureds.  Policies issued on such basis must be pre-approved based on information You provide to us on a master application and on certain other underwriting requirements which all members of a proposed group of Insureds must meet.  Proposed Insureds must be acceptable risks based on our underwriting limits and standards.  We will not issue a Policy until the underwriting process has been completed to our satisfaction.  In addition, we reserve the right to reject an application that does not meet our underwriting requirements or to increase by no more than 500% the cost of insurance charges applicable to an Insured to cover the cost of the increased mortality risk borne by the Company.

Death Benefit Compliance Test.  The Policy must, at all times, satisfy one of two legal standards for it to qualify as life insurance and thus be entitled to receive favorable tax treatment under applicable federal tax law.  We will refer to these standards as the “Cash Value Accumulation Test” and the “Guideline Premium Test.”  Under both tests, the Death Benefit must effectively always equal or exceed your Account Value multiplied by a certain percentage (the “Death Benefit Percentage”).  The Death Benefit Percentages for the Guideline Premium Test vary by age, whereas those for the Cash Value Accumulation Test vary by age and sex.  The Death Benefit Percentages for the Cash Value Accumulation Test, in general, are greater than those for the Guideline Premium Test.  The Guideline Premium Test imposes limits on the amount of premium You may pay under the Policy, where the Cash Value Accumulation Test does not.  You must specify in the Policy application which of these tests will apply to the Policy.  You may not change your selection once the Policy has been issued.  In general, if your primary objective is maximum accumulation of Account Value during the initial Policy Years, then the Cash Value Accumulation Test would be the more appropriate choice.  If your primary objective is the most economically efficient method of obtaining a specified amount of coverage, then the Guideline Premium Test is generally more appropriate.  Because your choice of tests depends on complex factors and may not be changed, You should consult with a qualified tax adviser before deciding.

Initial Premium Payment.  Generally, You must make an initial minimum premium payment that will sustain the Policy for three months from its Issue Date. Pending approval of your application, we will allocate any premium payments You make to our general account.  If your application is not approved, we will promptly return your premium payments.

Upon approval of your application, we will issue to You a Policy on the life of the Insured which will set forth your rights and our obligations.  The Issue Date is the date specified as such in the Policy, from which Policy Anniversaries, Policy Years and Policy Months are measured and the date from which monthly deductions are incurred.   The Investment Start Date is the date we apply your first premium payment, which will be the later of the Issue Date and the Business Day we approve the policy application.

Insurable Interest Requirement. You must have an insurable interest in the life of the Insured up to the full amount of insurance coverage.  Otherwise, the Policy will not qualify as life insurance under applicable state insurance and federal tax law.  You should consult with a qualified adviser when determining the amount of coverage and before taking any action to increase the amount of existing coverage to ensure that You have an insurable interest for the full amount of coverage.

Right to Return Policy Period.  If You are not satisfied with the Policy, You may return it by delivering or post-marking it to our Service Office or to the sales representative through whom You purchased the Policy within 10 days from the date of receipt (the “Right to Return Policy Period”).

If You return the Policy during the Right to Return Policy Period, the Policy will be deemed void and You will receive a refund equal to the sum of all premium payments made.  We will allocate the net premium payments to the Sun Capital Money Market Fund Sub-Account during that period beginning on the Investment Start Date.  Upon expiration of the Right to Return Policy Period, we will reallocate your Account Value and allocate future net premium payments in accordance with your instructions.

Asset Allocation.  One or more asset allocation programs may be made available in connection with the Policy, at no extra charge.  Asset allocation is the process of investing in different asset classes -- such as equity funds, fixed income funds and money market funds -- depending on your personal investment goals, tolerance for risk, and investment time horizon.  By spreading your money among a variety of asset classes, You may be able to reduce the risk and volatility of investing, although there are no guarantees, and asset allocation does not insure a profit or protect against loss in a declining market.  Currently, You may select one of the asset allocation models, each of which represents a combination of Sub-Accounts with a different level of risk.  These asset allocation models, as well as the terms and conditions of the asset allocation program, are fully described in a separate brochure.  We may add or delete such programs in the future.  If You elect an asset allocation program, we automatically rebalance your premium payments among the Sub-Accounts represented in the model You choose.  We rebalance your premium payments on a quarterly basis, without further instruction from You.  Our asset allocation programs are “static” programs.  We do not change the original percentage allocations among the Sub-Accounts that are used for rebalancing purposes in your chosen model.  We may, however, terminate the program or choose a different model. Also, the asset allocation models are reviewed and, as a result, may be substituted for new models and existing models may be terminated.  If so, the new models will be offered only to Policies issued on or after the date the new model goes into effect or to Owners who elect an asset allocation program on or after that date.  Owners of any existing asset allocation programs may make an independent decision to change their asset allocations at any time during the duration of an asset allocation model or after the asset allocation model has terminated.  If an existing model is terminated, we will rebalance your Sub-Accounts to the percentage of allocations of the terminated model, unless You advise us otherwise.  We will also allocate new premium to the percentage allocations of the terminated model unless otherwise instructed by You.  You should consult your financial adviser periodically to consider whether the model You have selected is still appropriate for You or whether You wish to change your percentage allocations.

Premium Payments
In general, You may choose the frequency and amount of any additional premium payments subject to the limits described below.  All premium payments must be made payable to Sun Life Insurance and Annuity Company of New York and mailed to our Service Office.

General Limitations.  We reserve the right to limit the number of premium payments we accept on an annual basis.  No premium payment may be less than $100 without our consent, although we will accept a smaller premium payment if it is necessary to keep the Policy in force.  We reserve the right to reject a premium payment that, if accepted, would cause the Policy, at its current Death Benefit, to no longer meet the definition of “life insurance” under the Internal Revenue Code.  If You provide satisfactory evidence of insurability, we can retain the premium and increase the Death Benefit while maintaining the Policy’s “life insurance” status under the Internal Revenue Code.

Guideline Premium Test Limitations.  The Guideline Premium Test limits the amount of premium You may pay per year.  We will not accept premium payments that would, in our opinion, exceeds these limits unless You have expressly directed us to do so.  We may require satisfactory evidence of insurability before we accept such a premium.  We will inform You of the applicable maximum premium limitations for the coming years in our annual report to You.  In contrast, the Cash Value Accumulation Test does not impose any additional limitations on the amount of premium You may pay.

Planned Periodic Premiums.  While You are not required to make premium payments according to a fixed schedule, You may select a planned periodic premium schedule and corresponding billing period, subject to our premium limits.  In general, the billing period must be annual, semiannual or quarterly.  We will send You reminder notices for the planned periodic premium at the beginning of each billing period unless reminder notices have been suspended as described below.  You are not required, however, to pay the planned periodic premium; You may increase or decrease premium payments, subject to our limits, and You may skip a planned payment or make unscheduled payments.  You may change your planned payment schedule or the billing period, subject to our approval.  Depending on the investment performance of the Sub-Accounts You select, the planned periodic premium may not be sufficient to keep the Policy in force, and You may need to change your planned payment schedule or make additional payments in order to prevent termination of the Policy.  We reserve the right to suspend reminder notices if premiums are not being paid (except for notices in connection with the grace period).  We will notify You prior to suspending reminder notices.  We will also suspend reminder notices at your written request.

Allocation of Net Premium.Net Premium is the amount You pay as premium minus the Premium Expense Load.  The Premium Expense Load covers State and Federal tax liabilities related to premium.  We will allocate Net Premium among the Investment Options in accordance with your allocation instructions, except during the Right to Return Policy Period as described above.  You will be required to specify initial allocation percentages at the time of application.  While there are no limitations concerning the number of Investment Options to which Net Premium may be allocated, we reserve the right to impose minimum allocation amounts, as determined by the Fund, for any or all Investment Options.

You may change the allocation of future Net Premium at any time by submitting an acceptable request to us.  An allocation change will be effective as of the date we receive your request for that change, provided that it is received on a Valuation Date before the close of the New York Stock Exchange.  If a request is received on a day that is not a Valuation Date or after the close of the New York Stock Exchange on a Valuation Date, it will become effective on the next Valuation Date.

Modified Endowment Contract.  Less favorable federal tax rules apply to life insurance policies that are defined as “Modified Endowment Contracts.”  One way the Policy could become a Modified Endowment Contract is if You pay premiums in excess of applicable tax law limitations.

We will notify You or your financial adviser within one business day if we receive a premium that would, in our opinion, cause the Policy to become a Modified Endowment Contract.  We will not credit the premium unless we receive specific instructions from You to do so.  Any such premium will be held, for a period not to exceed 90 days, in a non-interest bearing account.  This premium will be refunded at the end of the 90 day period if we have not received specific instruction from You concerning the premium.

Supplemental Insurance Face Amount

The Policy may be issued with a Supplemental Insurance Face Amount which provides life insurance coverage on the life of the Insured equal to the amount of the Supplemental Insurance Death Benefit.  You will be required to specify the initial Supplemental Insurance Face Amount in the policy application.

The cost of the Supplemental Insurance Face Amount will be included in the Monthly Cost of Insurance deduction.  This deduction will cease when the Supplemental Insurance Face Amount is terminated.  The applicable guaranteed maximum Monthly Cost of Insurance Rates for the Supplemental Insurance Death Benefit are the same as those for the Base Death Benefit.

Target Premium is the amount of premium specified as such in the Policy, used to determine the Premium Expense Load.  Target Premium is equal to (the Specified Face Amount divided by 1000) multiplied by the Target Premium Factor.  Total Face Amount is the sum of the Specified Face Amount and Supplemental Insurance Face Amount.

Two otherwise identical Policies with the same Total Face Amount will have different Target Premiums depending on how much of the Total Face Amount is attributable to the Specified Face Amount versus the Supplemental Insurance Face Amount.  Target Premium will be lower for the Policy which has the greater Supplemental Insurance Face Amount because the Target Premium calculation uses the Specified Face Amount not the Total Face Amount.

The Supplemental Insurance Death Benefit will terminate on the earliest of-

-	our receipt of your written request for termination,

-	the lapse of the Policy because of insufficient value, or

-	the termination of the Policy.

Death Benefit

Policy Proceeds.  If the Policy is in force at the time of the Insured’s death and we have received Due Proof of the Insured’s death, we will pay your designated beneficiary a lump sum amount equal to-

-	the amount of the Base Death Benefit, plus

-	the amount of the Supplemental Insurance Death Benefit, minus

-	the amount of any outstanding Policy Debt, plus

-	the amount of any other supplemental benefits.

The amount of the Base Death Benefit and Supplemental Insurance Death Benefit depends upon the death benefit option in effect at the time of the Insured’s death.

Death Benefit Options.  The Policy has three death benefit options. You will be required to select one of them in the policy application.

 Option A-Specified Face Amount.  Under this option, the Base Death Benefit is the greater of-

-	the Policy’s Specified Face Amount, or

-	the Gross Cash Surrender Value multiplied by the applicable Death Benefit Percentage.

Option B-Specified Face Amount Plus Gross Cash Surrender Value. Under this option, the Base Death Benefit is the greater of-

-	the Specified Face Amount plus the Gross Cash Surrender Value, or

-	the Gross Cash Surrender value multiplied by the applicable Death Benefit Percentage.

Option C-Specified Face Amount Plus Cumulative Premiums Paid. Under this option, the Base Death Benefit is the greater of-

-	the Specified Face Amount plus the sum of all premiums paid less any partial surrenders, or

-	the Gross Cash Surrender Value multiplied by the applicable Death Benefit Percentage.
Option A provides a level amount of death benefit.  Option B provides an increasing amount of death benefit due to the inclusion of the Gross Cash Surrender Value.  While Option B provides a higher death benefit than Option A, the monthly deduction for cost of insurance charges will be higher.  Option C also provides a higher death benefit than Option A and may result in a higher monthly deduction for cost of insurance charges depending upon actual premium payments made.  Ask your financial adviser for an illustration to compare costs between Option B and Option C.

Supplemental Insurance Death Benefit.  The Supplemental Insurance Death Benefit is the Total Death Benefit minus the Base Death Benefit.  For Option A, the Total Death Benefit is the greater of a) the Total Face Amount and b) the Gross Cash Surrender Value multiplied by the applicable Death Benefit Percentage.  For Option B, the Total Death Benefit is the greater of a) the Total Face Amount plus the Gross Cash Surrender Value and b) the Gross Cash Surrender Value multiplied by the applicable Death Benefit Percentage.  For Option C, the Total Death Benefit is the greater of a) the Total Face Amount plus the sum of all premiums paid less any partial surrenders and b) the Gross Cash Surrender Value multiplied by the applicable Death Benefit Percentage.  The Total Face Amount is equal to the Specified Face Amount plus the Supplemental Insurance Face Amount.

If the Insured dies while the Policy is in force, we will make a lump sum payment when we receive due proof of that death.  The Death Benefit used to determine Policy Proceeds is based on the death benefit option, the Specified Face Amount and Supplemental Insurance Face Amount and Gross Cash Surrender Value in effect on the Insured’s date of death.

You should note that the Policy may not qualify as life insurance after the Insured’s Attained Age 100, which may result in adverse tax consequences.  You should consult your tax advisor prior to continuing the Policy beyond the Insured’s Attained Age 100.

Changes in the Death Benefit Option.  You may change the death benefit option, subject to our underwriting rules in effect at the time of the change.  Requests for a change must be made in writing to us at our Service Office.  The effective date of the change will be the Policy Anniversary on or next following the date of receipt of your request.

Minimum Face Amount.  Total Face Amount is the sum of the Specified Face Amount and Supplemental Insurance Face Amount.  In general, the Total Face Amount must be at least $100,000, of which the Specified Face Amount must be at least $10,000.  We reserve the right to waive these minimums.

Changes in Face Amount.  You may change the Specified Face Amount or Supplemental Insurance Face Amount, subject to our underwriting rules in effect at the time of the change.  Unless You specify otherwise, we will first apply a change to the Supplemental Insurance Face Amount to the extent possible.  You must send your request for a change to us in writing.  The effective date for changes will be-

-	for any increase in coverage, the Monthly Anniversary Day that falls on or next follows the date we approve the supplemental application for the increase; and

-	for any decrease in coverage, the Monthly Anniversary Day that falls on or next follows the date we receive your request.
Increases in Face Amount.  An increase in the Specified Face Amount and Supplemental Insurance Face Amount is subject to our underwriting rules in effect at the time of the increase.  You may be required to submit satisfactory evidence of the Insured’s insurability.  The cost of insurance charges applicable to an increase in Specified Face Amount and Supplemental Insurance Face Amount may be higher or lower than those charged on the original sums if the Insured’s health has changed to a degree that qualifies the Insured for a different risk classification. Additional policy specification pages will be provided to show the applicable guaranteed maximum cost of insurance charges applicable to any increase. Your financial adviser can provide an illustration to show the level of premium funding necessary to maintain coverage at the increased Specified Face Amount and Supplemental Insurance Face Amount.

Decreases in Face Amount.  The Specified Face Amount may not decrease to less than the Minimum Specified Face Amount specified in the Policy.  Similarly, a decrease in Specified Face Amount or Supplemental Insurance Face Amount may not decrease the Total Face Amount to an amount less than the Minimum Total Face Amount specified in the Policy.  A decrease in face amount will be applied-

-
first, to the most recent increase, either Specified Face Amount or Supplemental Insurance Face Amount, if any, whichever is most recent.  If issued at the same time, Supplemental Insurance Face Amount first;

-
second, to the next most recent increases, either Specified Face Amount or Supplemental Insurance Face Amount, if any, in reverse chronological order.  If issued at the same time, Supplemental Insurance Face Amount first;

-	third, to the initial Supplemental Insurance Face Amount, if any; and

-	finally, to the initial Specified Face Amount.
By way of example, presume a Policy is issued with $250,000 of Specified Face Amount and $150,000 of Supplemental Insurance Face Amount.  After issue, You increase the Supplemental Insurance Face Amount by $100,000 to $250,000 and later increase the Specified Face Amount by $50,000 to $300,000.  You then request a decrease of $200,000. The most recent $50,000 of Specified Face Amount increase is eliminated.  The $100,000 Supplemental Insurance Face Amount is eliminated.  The original Supplemental Insurance Face Amount is reduced by $50,000 to $100,000.

Account Value

Your Account Value is the sum of the amounts in each Investment Option plus the amount of the Loan Account.

We measure the amounts in the Sub-Accounts in terms of Units and Unit Values.  On any given day, the amount You have in a Sub-Account is equal to the Unit Value multiplied by the number of Units credited to You in that Sub-Account.  The Units for each Sub-Account will have different Unit Values.

Amounts allocated to a Sub-Account will be used to purchase Units of that Sub-Account.  Units are redeemed when You make partial surrenders, undertake policy loans or transfer amounts from a Sub-Account, and for payment of the Mortality and Expense Risk Charge, the Monthly Expense Charge, the Monthly Face Amount Charge and the Monthly Cost of Insurance Charge.  The number of Units of each Sub-Account purchased or redeemed is determined by dividing the dollar amount of the transaction by the Unit Value for the Sub-Account.  A Valuation Date is any day on which the New York Stock Exchange is open for business and valuation will occur at the close of the New York Stock Exchange.  The New York Stock Exchange historically closes on weekends and the following holidays:  New Year’s Day, Martin Luther King, Jr. Day, Washington’s Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas.

For the first Valuation Date of each Sub-Account, the Unit Value is established by us.  The Unit Value for any subsequent Valuation Date is equal to the Unit Value for the preceding Valuation Date multiplied by the Net Investment Factor.  The Unit Value of a Sub-Account for any Valuation Date is determined as of the close of the Valuation Period ending on that Valuation Date.  The Valuation Period is the period of time from one determination of Unit Values to the next.

If accompanied by proper allocation instructions, a premium received at our Service Office is credited to the Policy on the same date it is received unless that date is not a Valuation Date or receipt is after the close of the New York Stock Exchange on a Valuation Date. In those instances, the premium will be credited on the next Valuation Date.

The Investment Start Date is the date we apply your first premium payment, which will be the later of the Issue Date and the Business Day we approve the policy application.  If premium is to be allocated to a Sub-Account, the Unit Value of the Sub-Account will be that next determined after receipt of such premium.

Account Value for Investment Options. The Account Value on the Investment Start Date equals-

-	that portion of Net Premium received and allocated to the Investment Options, minus

-	the Monthly Expense Charges and Monthly Face Amount Charges due on the Issue Date and subsequent Monthly Anniversary Days through the Investment Start Date, minus

-	the Monthly Cost of Insurance deductions due from the Issue Date through the Investment Start Date.

The Account Value for Investment Options on subsequent Valuation Dates is equal to-

-	the Account Value attributable to each Sub-Account on the preceding Valuation Date multiplied by that Sub-Account’s Net Investment Factor, minus

-	the Daily Risk Percentage multiplied by the number of days in the Valuation Period multiplied by the Account Value in the Sub-Account, plus

-	the value of the Fixed Account on the preceding Valuation Date, accrued at interest, plus

-	that portion of Net Premium received and allocated to each Investment Option during the current Valuation Period, plus

-	that portion of any loan repayment, including repayment of loan interest, allocated to an Investment Option during the current Valuation Period, minus

-	that portion of any partial surrenders deducted from each Investment Option during the current Valuation Period, minus

-	that portion of any Policy loan transferred from each Investment Option to the Loan Account during the current Valuation Period, minus

-	any illustration charge assessed during the current Valuation Period, minus

-
if a Monthly Anniversary Day occurs during the current Valuation Period, that portion of the Monthly Expense Charge and Monthly Face Amount Charge for the Policy Month just beginning charged to each Investment Option, minus

-	if a Monthly Anniversary Day occurs during the current Valuation Period, that portion of the Monthly Cost of Insurance charged to each Investment Option.

Net Investment Factor.  The Net Investment Factor is used to measure the Sub-Account’s investment performance from one Valuation Period to the next.  This factor will be greater or less than or equal to one, corresponding to a positive or negative or to a lack of change in the Sub-Account’s investment performance for the preceding Valuation Period.  Although we do not currently take any federal, state or local taxes into account when determining the Net Investment Factor, we reserve the right to do so.  The Net Investment Factor for each Sub-Account for any Valuation Period is determined by dividing the net result of-

-	the net asset value of a Fund share held in the Sub-Account determined as of the end of the Valuation Period, plus

-
the amount of any dividend or other distribution declared on amounts held in the Sub-Account if the “ex-dividend” date occurs during the Valuation Period, which for some assets will not be credited with investment experience until the dividend is paid, plus or minus

-
a credit or charge with respect to any taxes reserved for by us, or paid by us if not previously reserved for, during the Valuation Period which are determined by us to be attributable to the operation of the Sub-Account,

-	by the net asset value of a Fund share held in the Sub-Account determined as of the end of the preceding Valuation Period.
The “ex-dividend date” is the date after which a Fund share begins trading without the dividend.

Splitting Units.  We reserve the right to split or combine the value of Units.  In effecting any such change, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of the Policy.

Account Value in the Loan Account. The Account Value in the Loan Account is zero on the Investment Start Date. The Account Value in the Loan Account on any day after the Investment Start Date equals-

- - -
the Account Value in the Loan Account on the preceding day credited with interest at the rate specified in the Policy as the “interest credited on Loan Account rate” of 3%, plus any amount transferred from any Investment Option to the Loan Account for Policy loans requested on that day; minus any loan repayments made on that day.

Policy loans, with interest charged at the applicable rate, is “Policy Debt”.  Policy Debt is not part of the Loan Account.  Policy Debt increases by unpaid loan interest and reduces the Policy Proceeds and the Cash Surrender Value.

Insufficient Value.  If the Account Value minus the outstanding Policy Debt is less than or equal to zero on a Valuation Date, then the Policy will terminate for no value, subject to the grace period described below.

Grace Period.  If, on a Valuation Date, the Policy will terminate by reason of insufficient value, we will allow a grace period.  This grace period will allow 61 calendar days from that Valuation Date for the payment of a Net Premium sufficient to cover the daily and monthly deductions due for charges under the Policy from the Account Value.  Notice of premium due will be mailed to your last known address or the last known address of any assignee of record within 30 days of that Valuation Date.  We will assume that your last known address is the address shown on the policy application (or notice of assignment), unless we have received satisfactory notice of a change in address.  If the premium due is not paid during the grace period, then the Policy will terminate without value at the end of the 61 day period without further notice.  The Policy will continue to remain in force during this grace period.  If the Policy Proceeds become payable during the grace period, they will be reduced by any overdue deductions.

Insured's Attained Age 100.  At the Insured’s Attained Age 100, no further premium will be accepted.  The Account Value will be determined in the same manner as it was prior to the Insured's Attained Age 100, except that no further deduction for Monthly Cost of Insurance, Monthly Expense Charge and Monthly Face Amount Charge will be made.

The Policy may not qualify as life insurance beyond the Insured’s Attained Age 100, which may result in adverse tax consequences.  We recommend that You receive counsel from your tax advisor.

Charitable Giving Benefit Rider.  Under this rider, when Policy Proceeds are payable, we will pay a Charitable Gift Amount to the named Charitable Beneficiary.  The Charitable Gift Amount is 1% of the Specified Face Amount and is an additional payment that does not diminish the Policy Proceeds paid to your beneficiary.  The Charitable Beneficiary may be any organization considered exempt from federal taxation under Section 501(c) of the Internal Revenue Code and is listed in Section 170(c) of the Internal Revenue Code as an authorized recipient of charitable contributions.  The Charitable Gift Amount and the Charitable Beneficiary in effect on the Issue Date are shown in the Policy. The rider attaches to all Policies at issue and can be discontinued upon written request to the Company.  There is no charge for this rider.

Waiver of Monthly Deductions Rider.  Under this rider, we will waive the monthly deductions (Mortality and Expense Risk Charge, the Monthly Expense Charge, the Monthly Face Amount Charge and the Monthly Cost of Insurance Charge) for the Policy and any optional riders for all months for which the Insured suffers a total disability, if the Insured's total disability commences while this rider is in force and continues for six months.  We will continue to waive the monthly deduction for as long as the disability continues. Waiver of monthly deductions means the Account Value will not be reduced by any monthly deductions each Monthly Anniversary Day during the period of total disability. We must receive due proof of the Insured’s total disability and due proof that the total disability has been continuous for six months before we will waive the monthly deductions.  At that time, we will reverse the monthly deductions which had been taken for the past months of total disability and waive all monthly deductions going forward until total disability ceases.  We may require from time to time additional proof that the disability is continuing, but not more frequently than once per year after the disability has continued for two years.  The rider charge is deducted monthly from the Account Value. We use a Company-developed proprietary pricing table to determine the factor that corresponds with the Insured’s Issue Age and multiply this factor by each $1000 of Specified Face Amount and $1000 of Supplemental Insurance Face Amount.  The rider must be elected at issue and may be discontinued upon written request to the Company.  If the rider is discontinued, the rider charge will cease.  If You elect this rider, You may not elect the Payment of Stipulated Amount Rider.

Payment of Stipulated Amount Rider.  Under this rider, we will make a monthly payment of the "stipulated amount" into the Account Value when the Insured suffers a total disability, if the Insured's total disability commences while this rider is in force and continues for six months.  You elect the stipulated amount on the application.  We will continue to make a payment of that amount for as long as the disability continues but no later than the duration of the payment option elected (Insured's age 65 or 70). Payment of the stipulated amount does not guarantee that the Account Value of the Policy will be sufficient to keep the Policy in force. We must receive due proof of the Insured’s total disability and due proof that the total disability has been continuous for six months before we will make a payment.  At that time, we will credit the Account Value with the stipulated payment at the beginning of each month of past total disability and will credit the Account Value with the stipulated payment at the beginning of each month total disability continues.  We may require from time to time additional proof that the disability is continuing, but not more frequently than once per year after the disability has continued for two years.  The rider charge is deducted monthly from the Account Value  We use a Company-developed proprietary pricing table to determine the factor that corresponds with the Insured’s Issue Age and sex and multiply that factor by each $100 of Stipulated Amount.  The rider charge will cease for the term the stipulated amount is being paid.  The rider must be elected at issue and may be discontinued upon written request to the Company.  If the rider is discontinued, the rider charge will cease.  The rider may not be elected if the Waiver of Monthly Deductions Rider has been elected..

Enhancement Benefit.  An Enhancement Benefit may be provided if You surrender the Policy and such surrender is not made pursuant to an exchange under Section 1035 of the Internal Revenue Code (or any successor provision).  The amount available for Policy loan or partial surrender will not increase by any Enhancement Benefit.  The Enhancement Benefit represents a return of a portion of the charges paid under the Policy.  When a charge is based on the Account Value, the Account Value will not include the Enhancement Benefit.  When a charge is based on the Gross Cash Surrender Value, the Gross Cash Surrender Value, as defined, includes the Enhancement Benefit.

The payment of an Enhancement Benefit is at the discretion of the Company.  On a current basis, an Enhancement Benefit is available during the Enhancement Period (the first seven Policy Years) and is calculated as follows:

- - - - -
Prior to the payment of the initial Premium, the Enhancement Benefit is zero.

Whenever a Premium Expense Load,  Monthly Expense Charge or Monthly Face Amount Charge is deducted during the Enhancement Period, the Enhancement Benefit is increased by 100% of each such load or charge.

Whenever a Monthly Cost of Insurance charge is deducted during years 1-2 of the Enhancement Period, the Enhancement Benefit is increased by a percentage, which decreases over time, determined in accordance with the following formula:

[(14 - M) divided by 36] multiplied by 100 where M equals the number of months elapsed since the beginning of the Enhancement Period.

The Enhancement Benefit is zero after the end of the Enhancement Period.

The Enhancement Benefit is payable with respect to each Policy owned by the policyowner and is not contingent upon surrender of all such Policies.

Travel Assistance Endorsement.  This endorsement permits Covered Persons to avail themselves of some or all of the following services provided by a third party we designate when the Covered Person is 100 miles or more away from home:

- - - - - - - - - - - -
Medical Consultation and Evaluation
Hospital Admission Guarantee
Emergency Evacuation
Critical Care Monitoring
Medically Supervised Repatriation
Prescription Assistance
Emergency Message Transmission
Emergency Trauma Counseling
Transportation to Join Patient
Care for Minor Children
Legal and Interpreter Referrals
Return Mortal Remains

“Covered Persons” are defined as:

(a)  For a Policy which is not trust-owned, the Insured and their dependents.
(b)  For a Policy which is trust-owned, the Insured and their dependents only if the trustee, in his/her sole and exclusive discretion, elects to make the Covered Services available.

The endorsement automatically attached to every Policy and is provided at no charge.  Ask your financial adviser for the brochure that provides additional detail about the Endorsement.

Transfer Privileges

You normally may transfer all or a portion of your Account Value among Sub-Accounts and into the Fixed Account.  Transfers from the Fixed Account may not exceed the greater of the transfer percentage multiplied by the highest Fixed Account value over the transfer period and the transfer minimum.  The transfer percentage, transfer period and transfer minimum are shown in the Policy.  We will make transfers pursuant to an acceptable request to our Service Office.  An “acceptable request” is one that is authorized by a person with proper authority, provides clear instruction to the Company, as administrator of the Variable Account, and is for a transaction that is not restricted by policies and procedures of the Variable Account or the Fund.

An acceptable transfer request will be executed as of the date our Service Office receives your request provided that it is received on a Valuation Date before the close of the New York Stock Exchange.  If an acceptable transfer request is received on a day that is not a Valuation Date or after the close of the New York Stock Exchange on a Valuation Date, it will be executed effective on the next Valuation Date. The Unit Value of Sub-Accounts affected by a transfer request will be that next determined after receipt of such transfer request.

You may transfer a specified dollar amount or a specified percentage of the Investment Option’s value.

All transfers are subject to our consent.  We reserve the right to impose limitations on transfers, including, but not limited to-

- - -	the minimum amount that may be transferred; the frequency of transfers; and the minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account.

We reserve the right to restrict amounts transferred to the Fixed Account from the Sub-Accounts.  However, if You object to a material change in the Sub-Accounts under your Policy, You may transfer the Account Value in the affected Sub-Accounts to the Fixed Account Option within 60 days after the effective date of the material change.

We will notify You in writing of the imposition of a transfer limitation.  We do not reserve any right to impose charges for transfers.  Any restrictions on transfers will apply to all policyowners in a non-discriminatory fashion.

Short-Term Trading

The Policy is not designed for short-term trading.  If You wish to employ such strategies, do not purchase a Policy.  Transfer limits and other restrictions, described below, are subject to our ability to monitor transfer activity.  Some Owners and their third party intermediaries engaging in short-term trading may employ a variety of strategies to avoid detection.  Despite our efforts to prevent short-term trading, there is no assurance that we will be able to identify such Owners or intermediaries or curtail their trading.  A failure to detect and curtail short-term trading could result in adverse consequences to Owners.  Short-term trading can increase costs for all Owners as a result of excessive portfolio transaction fees.  In addition, short-term trading can adversely affect a Fund's performance.  If large amounts of money are suddenly transferred out of a Fund, the Fund's investment adviser cannot effectively invest in accordance with the Fund's investment objectives and policies.

The Variable Account has policies and procedures to discourage frequent transfers of Account Value.  As described above under "Transfer Privileges," the Policy includes the right to limit the frequency of transfers.

Short-term trading activities whether by an individual, a firm or a third party authorized to initiate transfer requests on behalf of Owner(s) may be subject to other restrictions as well (including transfers to and from the Fixed Account Option).  For example, we reserve the right to take actions against short-term trading which restrict your transfer privileges more narrowly than the policies described under "Transfer Privileges", such as requiring transfer requests to be submitted in writing through regular first-class U.S., mail (e.g., no overnight, priority or courier delivery allowed), and refusing any and all transfer instructions into a Fund.

If we determine that a third party acting on your behalf is engaging (alone or in combination with transfers effected by You directly) in a pattern of short-term trading, we may refuse to process certain transfers requested by such a third party.  We may also impose special restrictions on third parties that engage in reallocations of Policy values. We may limit the frequency of the transfer or prohibit exchanges into a Fund.

Should transfer instructions provide for a redemption out of a Fund with purchase into a Fund that is restricted, the redemption will not be executed.  We will provide You notice that the transfer instructions were not executed.

We reserve the right to waive short-term trading restrictions, where permitted by law and not adverse to the interest of the relevant underlying Fund and other of the Company’s contract owners and Owners, in certain instances such as:

-   when a new broker of record is designated for the Policy;
-   when necessary in our view to avoid hardship to an Owner;
-   when underlying Funds are dissolved, merged or substituted.

If short-term trading results as a consequence of waiving the restrictions against short-term trading, it could expose Owners to certain risks.  The short-term trading could increase costs for all Owners as a result of excessive portfolio transaction fees.  In addition, the short-term trading could adversely affect a Fund's performance.  If large amounts of money are suddenly transferred out of a Fund, the Fund's investment adviser cannot effectively invest in accordance with the Fund's investment objectives and policies.  Unless the short-term trading policy and the permitted waivers of that policy are applied uniformly, some Owners may experience a different application of the policy and therefore may experience some of these risks.  Too much discretion on our part in allowing the waivers of short-term trading policy could result in an unequal treatment of short-term traders by permitting some short-term traders to engage in short-term trading while prohibiting others from doing the same.

The Funds’ Harmful Trading Policies.  In addition to the restrictions that we impose (as described above under Short-Term Trading and under Transfer Privileges), most of the Funds have adopted restrictions or other policies about transfers or other purchases and sales of the Funds’ shares.  These policies (the “Funds’ Harmful Trading Policies”) are intended to protect the Fund from short-term trading or other trading practices that are potentially harmful to the Fund.  The Funds’ Harmful Trading Policies may be more restrictive in some respects than the restrictions that we otherwise would impose, and the Funds may modify their Harmful Trading Policies from time to time.

We are legally obligated to provide (at the Funds’ request) information about each amount You cause to be deposited into a Fund (including by way of premium payments and transfers under your Policy) or removed from the Fund (including by way of withdrawals and transfers).  If a Fund identifies You as having violated the Fund’s Harmful Trading Policies, we are obligated, if the Fund requests, to restrict or prohibit any further deposits or exchanges by You (or a third party acting on your behalf) into that Fund.  Any such restriction or prohibition may remain in place indefinitely.

Accordingly, if You do not comply with any Fund’s Harmful Trading Policies, You (or a third party acting on your behalf) may be prohibited from directing any additional amounts into that Fund.  You should review and comply with each Fund’s Harmful Trading Policies, which are disclosed in the Funds’ current prospectuses.

Funds may differ significantly as to such matters as:  (a) the amount, format and frequency of information that the Funds request from us about transactions that our customers make; and (b) the extent and nature of any limits or restrictions that the Funds request us to impose upon such transactions.  As a result of these differences, the costs borne by us and (directly or indirectly) by our customers may be significantly increased.  Any such additional costs may outweigh any additional protection that would be provided to our customers, particularly in view of the protections already afforded by the trading restrictions that we impose as described above under Short-Term Trading and under Transfer Privileges.  Also, if a Fund imposes more strict trading restrictions than are reasonably necessary under the circumstances, You could be deprived of potentially valuable flexibility to make transactions with respect to that Fund.  For these and other reasons, we may disagree with the timing or substance of a Fund’s requests for information from us or with any transaction limits or restrictions that the Fund requests us to impose upon our customers.  If any such disagreement with respect to a Fund cannot be satisfactorily resolved, the Fund might be restricted or, subject to obtaining any required regulatory approval, replaced as an investment option.

Accessing Your Account Value

Surrender.  By written request, You may surrender the Policy for its Cash Surrender Value at any time.  The date the surrender is processed, the insurance coverage and all other benefits under the Policy will terminate.  The Cash Surrender Value is-

- - -	the Account Value, minus the outstanding balance of any outstanding Policy Debt; plus any Enhancement Benefit.

Partial Surrenders.  You may make a partial surrender of the Policy once each Policy Year after the first Policy Year by request to our Service Office in a form satisfactory to us.  The amount of any partial surrender may not exceed the Account Value minus any outstanding Policy Debt.  It will be payable in a lump sum.  Partial surrenders may have tax consequences.  The Total Face Amount may be reduced in connection with a partial surrender depending on the then current risk status of the Insured.  The Insured may provide evidence of insurability. The Total Face Amount will not be reduced if the Insured remains an acceptable risk under our then current underwriting standards.  If evidence is not provided or the Insured is not an acceptable risk, the Total Face Amount will be reduced to the extent necessary so that the Total Net Amount at Risk after the partial surrender does not exceed the Total Net Amount at Risk before the surrender.

You may allocate a partial surrender among the Investment Options.  If You do not specify the allocation, then we will allocate the partial surrender among the Investment Options in the same proportion that the Account Value attributable to each Investment Option bears to the total Account Value less the Loan Account immediately prior to the partial surrender.

Policy Loans.  Using the Policy as collateral, You may request a policy loan of your Account Value, decreased by the balance of any outstanding Policy Debt on the date the policy loan is made and by the projected deductions due to the next Policy Anniversary.  We will transfer Account Value equal to the amount of the policy loan from the Investment Options to the Loan Account on the date the policy loan is made.  Amounts in the Loan Account accrue interest daily at an effective annual rate of 3%.

You may allocate the policy loan among the Investment Options.  If You do not specify the allocation, then we will allocate the policy loan among the Investment Options in the same proportion that the Account Value attributable to each Investment Option bears to the total Account Value less the Loan Account immediately prior to the policy loan.

Interest on the policy loan will accrue daily at an annual rate of 4% in Policy Years 1 through 10 and 3.0% thereafter.  This interest will be due and payable to us in arrears on each Policy Anniversary.  Any unpaid interest will be added to the principal amount as an additional policy loan and will bear interest at the same rate and in the same manner as the prior policy loan.

The Cash Surrender Value and the Policy Proceeds are reduced by the amount of any outstanding Policy Debt.

All amounts paid by You that we receive will be credited to the Policy as premium unless we have received acceptable notice that the funds are to be applied to repay a policy loan.  It is generally advantageous to repay a loan rather than to make a premium payment, because premium payments incur expense charges but loan repayments do not.  Loan repayments will first reduce the outstanding balance of the policy loan and then accrued but unpaid interest on such loans.  We will accept repayment of any policy loan at any time while the Policy is in force.  The amount of the loan repayment up to the outstanding balance of the policy loan will be transferred from the Loan Account to the Investment Options.  You may allocate the loan repayment among the Investment Options.  If You do not specify the allocation, then we will allocate the loan repayment among the Investment Options in the same proportion that the Account Value attributable to each Investment Option bears to the total Account Value minus the Loan Account immediately prior to the loan repayment.  We reserve the right to require that loan repayments, up to the amount of the loan allocated to the Fixed Account, first be allocated back to the Fixed Account.

Deferral of Payment.  We will usually pay any amount due from the Variable Account within seven days after the Valuation Date following our receipt of notice for payment or, in the case of death of the Insured, Due Proof of such death.  Payment of any amount payable from the Variable Account on death, surrender, partial surrender or policy loan may be postponed whenever-

- - -
the New York Stock Exchange is closed, other than customary weekend and holiday closing, or trading on that exchange is otherwise restricted as determined by the Securities and Exchange Commission;

the Securities and Exchange Commission, or other regulatory agency with jurisdiction, by order, permits postponement for the protection of policyowners; or

an emergency exists as determined by the Securities and Exchange Commission, as a result of which disposal of securities is not reasonably practicable, or it is not reasonably practicable to determine the value of the assets of the Variable Account.

We reserve the right to defer payment of any portion of the Cash Surrender Value, policy loan or partial surrender payable from the Fixed Account for a period not exceeding six months from the date we receive your surrender or loan request.

Reinstatement Before the Insured's death, we may reinstate the Policy provided that the Policy has not been surrendered and You-

- - -
make a request for reinstatement within three years from the date of termination;

submit satisfactory evidence of insurability to us; and

pay an amount, as determined by us, sufficient to put the Policy in force.

An amount sufficient to put the Policy in force is not less than:
- - - -

The monthly deductions overdue at the end of the grace period; plus

Any excess of Policy Debt over Cash Value at the end of the grace period; plus

Three times the monthly cost of insurance charges applicable at the date of reinstatement; plus

Three times the monthly expense charges applicable at the date of reinstatement.

Any Policy Debt at the time the Policy is terminated must be repaid at time of reinstatement or carried over to the reinstated Policy.

Charges, Deductions and Refunds
Premium Expense Load.  We deduct a Premium Expense Load from each premium payment upon receipt which includes two elements.  One element covers State and Federal tax obligations.  Three and one-quarter percent of the charge is used to pay federal, state and local tax obligations and does not vary by state as it reflects an average of the state and local tax obligations.  As a result of the averaging, the three and one-quarter percent may be more or less than your state and local taxes.   The second element covers costs of issuing and selling the Policy, including sales commission, marketing allowance to broker-dealers, cost of printing the prospectuses and marketing materials and advertising expenses.  The costs of issuing the Policy are those that are not covered by other explicit charges, including the review of applications, processing the applications and establishing policyowner records.  To the extent the costs exceed the Premium Expense Load, the Company will use general account assets, including any profits realized from the Mortality and Expense Risk Charges and Cost of Insurance charges.  The tax element is an average of anticipated taxes and the policyowner may pay more or less than the actual tax obligations applicable to the Policy.

Currently, the Premium Expense Load for Policy Year 1 is 20% on each premium payment up to and including Target Premium, 9% in Policy Years 2-10 and 3.25% thereafter.  The Premium Expense Load on each premium payment up to and including Target Premium will not exceed 35% for Policy Year 1, 12% for Policy Years 2-10 and 5% thereafter.

Currently, the Premium Expense Load for Policy Years 1-10 is 3.5% on each premium payment in excess of Target Premium and 3.25% thereafter.  The Premium Expense Load on each premium payment in excess of Target Premium will not exceed 5.0% in any Policy Year.

Target Premium varies based on the Specified Face Amount and the Insured’s Issue Age and sex.  We may reduce or waive the Premium Expense Load for certain group or sponsored arrangements and corporate purchasers.

Mortality and Expense Risk Charge.  We deduct a daily charge from the assets of the Variable Account for the mortality and expense risks we assume with respect to the Policy.  We may realize a profit from this charge.  This charge is based on the applicable Daily Risk Percentage, which we will from time to time determine based on our expectations of future interest, mortality experience, persistency, expenses, profit and taxes.  Expressed as an equivalent annual rate, the Daily Risk Percentage is guaranteed not to exceed 0.60% of assets annually.

The mortality risk we assume is that the group of lives insured under the Policies may, on average, live for shorter periods of time than we estimated.  The expense risk we assume is that our costs of issuing and administering Policies may be more than we estimated.

Monthly Expense Charge.  We deduct a flat charge at the beginning of each month for administration costs.  We will from time to time determine the applicable Monthly Expense Charge based on our expectations of future experience with respect to interest, mortality experience, persistency, expenses, profit and taxes, which will not exceed $5.00 in any Policy Month.  The Monthly Expense Charge is shown in the Fee Table. The Monthly Expense Charge is currently $5.00.

Monthly Face Amount Charge.  We deduct a Monthly Face Amount Charge for administration and issue costs.  The charge is based on the Specified Face Amount.  The Monthly Face Amount Charge is based on the Issue Age, sex and rating class of the Insured.  The Monthly Face Amount Charge will not exceed $0.20 per $1000 of Specified Face Amount.

Monthly Cost of Insurance.  We deduct a Monthly Cost of Insurance charge from your Account Value to cover anticipated costs of providing insurance coverage.  We may realize a profit from this charge.  The Monthly Cost of Insurance charge is shown in the Fee Table.

The Monthly Cost of Insurance equals the sum of (1), (2), (3) and (4) where

(1)  is the Specified Face Amount Monthly Cost of Insurance Rate (described below) multiplied by the Specified Face Amount Net Amount at Risk divided by 1,000.  The Specified Face Amount Net Amount at Risk equals the Base Death Benefit less the Account Value;

(2) is the Supplemental Insurance Face Amount Monthly Cost of Insurance Rate (described below) multiplied by the Supplemental Insurance Death Benefit divided by 1,000;

(3) is the monthly rider cost for any riders which are a part of the Policy (i.e. Waiver of Monthly Deductions, Payment       of Stipulated Amount); and

(4) is any additional insurance charge calculated, as specified in the Policy, for substandard risk classifications, which       can be up to 500% of the charge shown in the Fee Table.

The Account Value deduction occurs first to the initial Total Face Amount and second to successive increases.

The cost of insurance deductions described above are determined separately for the initial Specified Face Amount and the Supplemental Insurance Face Amount and each increase in Specified Face Amount or Supplemental Insurance Face Amount.

The Total Net Amount at Risk is affected by the performance of the Sub-Accounts to which premium is allocated, the cumulative premium paid, any Policy Debt, any partial surrenders, transaction fees and periodic charges.  Monthly Cost of Insurance rates are based on the length of time the Policy has been in force and on the Insured's sex (except for unisex Policies), Issue Age, Class and underwriting basis.  We will from time to time determine the applicable rates based on our expectations of future experience with respect to interest, mortality experience, persistency, expenses, profit and taxes.  The expenses we consider will include, but not be limited to, any additional commissions we are required to pay as a result of any additional services that a corporate purchaser specifically requests or authorizes to be provided by our agent.  Any variations will be based on uniformly applied criteria that do not discriminate unfairly against any owner.  We anticipate the cost of insurance rates for coverage under the Policy to be less than the guaranteed maximum monthly rates shown in the Policy, unless the Insured has been rated a substandard risk.  The cost of insurance rates shown in the Policy are based on the 1980 Commissioner's Standard Ordinary Mortality Table A (for males), Table B (for unisex) or Table G (for females).  Monthly cost of insurance rates for classes of Insureds with substandard risk ratings are based on multiples of the CSO Mortality Tables described above.

Other Charges and Expenses.  We reserve the right to impose a charge for in-force illustrations, as more fully described at page 26.  We currently do not impose a charge and guarantee any charge will not exceed $25.00.  In addition, the interest charged for outstanding loans as well as the interest credited to the Loan Account is more fully described at page 22.  Lastly, a flat extra charge may apply if an Insured is a substandard risk.  A flat extra charge will not exceed $20.00 per $1000 of Specified Face Amount and Supplemental Insurance Face Amount.  It is deducted from the Account Value on a monthly basis and covers the additional mortality risks of the Insured borne by the Company.  A definition of “flat extra” is provided in the Glossary.

Directed Deductions.  You have the ability to direct from which Investment Options the Mortality and Expense Risk Charge, Monthly Expense Charge, Monthly Face Amount Charge and Monthly Cost of Insurance Charge deductions are taken.  The deductions will be allocated among the selected Investment Options in the same proportion that the Account Value attributable to each Investment Option bears to the total Account Value in all Investment Options selected.  If You do not specify the allocation, or to the extent the total Account Value in all Investment Options selected is less than the deduction, deductions will be allocated among Investment Options in the same proportion that the Account Value attributable to each Investment Option bears to the total Account Value less the Loan Account immediately prior to the deduction.

Reduction of Charges.  We reserve the right to reduce any of our charges and deductions in connection with the sale of the Policy if we expect that the sale may result in cost savings, subject to any requirements we may from time to time impose.  We may change our requirements based on experience.  We will determine the propriety and amount of any reduction.  No reduction will be unfairly discriminatory against the interests of any owner.

Termination of Policy The Policy will terminate on the earliest of-

- - -	the date we receive your request to surrender, the expiration date of the grace period due to insufficient value, or the date of Insured’s death.

Other Policy Provisions
Alteration.  Financial advisers do not have the authority to either alter or modify the Policy or to waive any of its provisions.  The only persons with this authority are our president, actuary, secretary or one of our vice presidents.
Assignments.  During the lifetime of the Insured, You may assign all or some of your rights under the Policy.  All assignments must be filed at our Service Office and must be in a form satisfactory to us.  The assignment will then be effective as of the date You signed the form, subject to any action taken before it was recorded by us at our Service Office.  We are not responsible for the validity or legal effect of any assignment.  Neither the Policy nor any of your rights or those of a beneficiary may be assigned or transferred without our permission.

Owner and Beneficiary.  The owner has the sole and absolute power to exercise all rights and privileges under the Policy without the consent of any other person unless You provide otherwise by written notice.  The beneficiary has no rights under the Policy until the death of the Insured.  A beneficiary is any person or entity, named in our records as the proper recipient of the Policy Proceeds.  You may change beneficiary by sending notice in a form satisfactory to us.  If there is no beneficiary living when the Insured dies, we will pay the Policy Proceeds under the Policy to You.  If You are also the Insured, the Policy Proceeds will be paid to your estate.

Reports to Owners.  We will send You a report at least once each Policy Year.  The report will show current policy values, premiums paid and deductions made since the last report.  It will also show the balance of any Policy Debt.  Additionally, confirmations of individual transactions (e.g. premium payments, allocations, transfers) in the Policy will be sent at the time of the transaction.

Illustrations.  Upon request, we will provide You with a hypothetical illustration of future Account Value and Death Benefits.  Currently, we do not charge for the illustration but reserve the right to do so.  Any fee will not exceed $25.00.

Misstatement of Age or Sex.  If the age or sex of the Insured is stated incorrectly in the Policy application, the amounts payable by us will be adjusted as follows:

     Misstatement discovered at death - The Death Benefit will be recalculated to that which would be purchased by the most recently charged Monthly Cost of Insurance rate for the correct age or sex.

     Misstatement discovered prior to death - The Account Value will be recalculated from the Issue Date using the Monthly Cost of Insurance rates based on the correct age or sex.

Suicide.  If the Insured commits suicide within two years after the Issue Date, We will not pay any part of the Policy Proceeds.  We will refund to You the Premiums paid, less the amount of any Policy Debt and less any Partial Surrenders.

Incontestability.  All statements made in the application or in a supplemental application are representations and not warranties.  We will rely on these statements when approving the issuance, increase in total face amount, increase in Death Benefit over premium paid, reinstatement, or change in death benefit option of the Policy.  No statement can be used by us in defense of a claim unless the statement was made in the application or in a supplemental application and was a material misrepresentation.  After a Policy has been in force during the lifetime of the Insured for a period of two years from its Issue Date, we cannot contest it except for non-payment of premiums.  However, any increase in the Total Face Amount which is effective after the Issue Date will be incontestable only after the increase has been in force during the lifetime of the Insured for two years from the effective date of the increase.  Any increase in Death Benefit over premium paid or increase in Death Benefit due to a death benefit option change will be incontestable only after such increase has been in force during the lifetime of the Insured for two years from the date of the increase.  Further, any reinstatement will be incontestable after the reinstated policy has been in force during the lifetime of the Insured for two years from the effective date of reinstatement.

Addition, Deletion or Substitution of Investments.  Shares of any or all of the Funds may not always be available for purchase by the Sub-Accounts of the Variable Account or we may decide that further investment in any such shares is no longer appropriate.  In either event, shares of other registered open-end investment companies or unit investment trusts may be substituted both for Fund shares already purchased by the Variable Account and/or as the security to be purchased in the future, provided that these substitutions have been approved by the SEC.  In addition, the investment policies of the Variable Account will not be changed without the approval of the Superintendent of Insurance of the State of New York.   We also reserve the right to eliminate or combine existing Sub-Accounts or to transfer assets between Sub-Accounts upon a Sub-Account elimination or combination, subject to the approval of the SEC.  In the event of any substitution or other act described above, we may make appropriate amendment to the Policy to reflect the substitution.

Nonparticipating.  The Policy does not pay dividends.  The Policy does not share in our profits or surplus earnings.

Modification. Upon notice to You, we may modify the Policy if that modification-

- - - -
is necessary to make the Policy, the Variable Account or the Fixed Account comply with any law or regulation issued by a governmental agency to which we are subject;

is necessary to assure continued qualification of the Policy under the Internal Revenue Code or other federal or state laws as a life insurance policy;

is necessary to reflect a change in the operation of the Variable Account or the Sub-Accounts; or

adds, deletes or otherwise changes Investment Options.

When required, approval of the Securities and Exchange Commission will be obtained.

We also reserve the right to modify certain provisions of the Policy as stated in those provisions.  In the event of any such modification, we may make appropriate amendment to the Policy to reflect the modification.

Entire Contract.  Your entire contract with us consists of the Policy, the application(s), any riders, any endorsements and any other attachments.  Any hypothetical illustrations prepared in connection with the Policy do not form a part of our contract with You and are intended solely to provide information about possible future performance, based solely upon data available at the time such illustrations are prepared.

Performance Information

From time to time, we may advertise total return and average annual total return of the Funds.  This performance information, presented in sales literature, is based on historical earnings and is not intended to indicate future performance. Total return for a Portfolio refers to the total of the income generated by the Fund net of total operating expenses plus capital gains and losses, realized or unrealized, for the Fund.  Total return of the Portfolio, net of Mortality & Expense Risk Charges, refers to the total of the income generated by the Fund net of total operating expenses plus capital gains and losses, realized or unrealized, for the Fund and net of the mortality and expense risk charge.  Other charges, fees and expenses payable under the Policy are not deducted from the performance information.  Average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative return if the Fund’s or Sub-Account’s performance had been constant over the entire period.  Because average annual total returns tend to smooth out variations in the return of the Fund or Sub-Account, they are not the same as actual year-by-year results.  We may compare performance information in reports and promotional literature, to-

- - -
the S&P 500, Dow Jones Industrial Average, Lehman Brothers Aggregate Bond Index or other unmanaged indices so that investors may compare the Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general;

other groups of variable life separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, such as Morningstar, Inc., who rank such investment products on overall performance or other criteria; or

the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Sub-Account.

Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to owners and prospective owners.  Topics may include-

- - - - -
the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, short-term trading, dollar cost averaging, constant ratio transfer and account rebalancing);

the advantages and disadvantages of investing in tax-deferred and taxable investments;

customer profiles and hypothetical purchase and investment scenarios;

financial management and tax and retirement planning; and

investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Policy and the characteristics of and market for such financial instruments.

The Policy was first offered to the public in 2007.  We may, however, advertise return data based on the period of time that the Funds have been in existence.  The results for any period prior to the time the Policy was first publicly offered will be calculated as if the Policy had been offered during that period of time.

Voting Rights

We will vote shares of the Funds held in the Variable Account in accordance with instructions received from policyowners having interests in the corresponding Sub-Accounts, to the extent required by law.  We will provide each policyowner who has interests in a Sub-Account with the proxy materials of the corresponding Fund, together with an appropriate form for the policyowner to submit its voting instructions to us.  We will vote shares for which we receive no timely instructions, together with shares not attributable to any Policy, in the same proportion as those shares held by the Sub-Account for which we receive instructions.  As a result of proportional voting, the instructions of a small number of policyowners could determine the outcome of a proposal subject to shareholder vote.

We will determine the number of shares for which You are entitled to provide voting instructions as of the record date established for the applicable Fund.  This number is determined by dividing your Account Value in the Sub-Account, if any, by the net asset value of one share in the corresponding Fund. We may, if required by state insurance regulators, disregard voting instructions if the instructions require shares to be voted to cause a change in the subclassification or investment objective of one or more of the Funds, or to approve or disapprove an investment advisory contract for a Fund.  In addition, we may disregard voting instructions in favor of any change in the investment policies or in any investment adviser or principal underwriter of a Fund.  Our disapproval of any such change must be reasonable and, in the case of change in investment policies or investment adviser, based on a good faith determination that the change would be contrary to state law or otherwise inappropriate in light of the objectives and purposes of the Fund.  If we disregard voting instructions, we will include a summary of and the reasons for that action in our next periodic report to policyowners.

We reserve the right to vote shares held in the Variable Account in our own right, if permitted by applicable law.

Distribution of Policy

The Policy is offered on a continuous basis.  The Policy is sold by licensed insurance agents ("Selling Agents") in those states where the Policy may be lawfully sold.  Such Selling Agents will be registered representatives of affiliated and unaffiliated broker-dealer firms ("Selling Broker-Dealers") registered under the Securities Exchange Act of 1934 who are members of the Financial Industry Regulatory Authority (“FINRA”) and who have entered into selling agreements with the Company and our general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts  02481.  Clarendon is a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 and is a member of the FINRA.

The Company (or its affiliates, for the purposes of this section only, collectively, "the Company"), pays the Selling Broker-Dealers compensation for sale of the Policy.  The Selling Agents who solicit sales of the Policy typically receive a portion of the compensation paid by the Company to the Selling Broker-Dealers in the form of commissions or other compensation, depending on the agreement between the Selling Broker-Dealer and their Selling Agent.  This compensation is not paid directly by the Policy Owner or the Variable Account.  The Company intends to recoup this compensation through fees and charges imposed under the Policy, and from profits on payments received by the Company for providing administrative, marketing, and other support and services to the Funds.

The amount and timing of commissions the Company may pay to Selling Broker-Dealers is not expected to be more than 70% of premium paid in the first Policy Year and 20% per annum of premium paid in Policy Years two and after.  We may also pay a commission of-

-	up to 0.15% per annum of Account Value for Policy Years one through twenty; and

-	up to 0.10% per annum of Account Value thereafter.

We may also pay up to an additional 0.15% per annum of Account Value to broker-dealers who provide additional services specifically requested or authorized by corporate purchasers.  The Company may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations.

The Company also pays compensation to wholesaling broker-dealers or other firms or intermediaries, including, in some cases, payments to affiliates of the Company such as Sun Life Financial Distributors, Inc., in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Selling Agents of the Selling Broker-Dealers.  These allowances may be based on a percentage of premium, a percentage of Account Value and/or may be a fixed dollar amount.

In addition to the compensation described above, the Company may make additional cash payments (in certain circumstances referred to as “override” compensation) or reimbursements to Selling Broker-Dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support.  These payments are not offered to all Selling Broker-Dealers, and the terms of any particular agreement governing the payments may vary among Selling Broker-Dealers depending on, among other things, the level of and type of marketing and distribution support provided.  Marketing and distribution support services may include, among other services, placement of the Company's products on the Selling Broker-Dealer's preferred or recommended list, access to the Selling Broker- Dealer's registered representatives for purposes of promoting sales of the Company's products, assistance in training and education for the Selling Agents, and opportunities for the Company to participate in sales conferences and educational seminars. The payments or reimbursements may be calculated as a percentage of the particular Selling Broker-Dealer’s actual aggregate sales of our variable policies (including the Policy), in most cases not to exceed 3% of aggregate sales attributable to the Selling Broker-Dealer and/or may be a fixed dollar amount.  Broker-dealers receiving these additional payments may pass on some or all of the payments to the Selling Agent.

In addition to selling our variable policies (including the Policy), some Selling Broker-Dealers or their affiliates may have other business relationships with the Company.  Those other business relationships may include, for example, reinsurance agreements pursuant to which an affiliate of the Selling Broker-Dealer provides reinsurance to the Company relative to some or all of the Policies or other variable policies issued by the Company or its affiliates.  The potential profits for a Selling Broker-Dealer or its affiliate associated with such reinsurance arrangements could indirectly provide incentives to the Selling Broker-Dealer and its Selling Agents to recommend products for which they provide reinsurance over similar products which do not result in potential reinsurance profits to the Selling Broker-Dealer or its affiliate.  The operation of an individual policy is not impacted by whether the policy is subject to a reinsurance arrangement between the Company and an affiliate of the Selling Broker-Dealer.

You should ask your Selling Agent for further information about what commissions or other compensation he or she, or the Selling Broker-Dealer for which he or she works, may receive in connection with your purchase of the Policy.

Federal Income Tax Considerations

The following is a summary of our understanding of current federal income tax laws and is not intended as tax advice.  You should be aware that Congress has the power to enact legislation affecting the tax treatment of life insurance contracts which could be applied retroactively.  New judicial or administrative interpretation of federal income tax law may also affect the tax treatment of life insurance contracts.  Any person contemplating the purchase of a Policy or any transaction involving a Policy should consult a qualified tax adviser.  We do not make any representation or provide any guarantee regarding the federal, state or local tax treatment of any Policy or any transaction involving a Policy.

Our Tax Status

We are taxed as a life insurance company under Subchapter L of the Code.  Although we account for the operations of the Variable Account separately from our other operations for purposes of federal income taxation, the Variable Account currently is not separately taxable as a regulated investment company or other taxable entity.

Taxes we pay, or reserve for, that are attributable to the earnings of the Variable Account could affect the Net Investment Factor, which in turn affects your Account Value.  Under existing federal income tax law, however, the income (consisting primarily of interest, dividends and net capital gains) of the Variable Account, to the extent applied to increase reserves under the Policy, is not taxable to us.  Similarly, no state or local income taxes are currently attributable to the earnings of the Variable Account.  Therefore, we do not take any federal, state or local taxes into account when determining the Net Investment Factor.  We may take taxes into account when determining the Net Investment Factor in future years if, due to a change in law, our tax status or otherwise, such taxes are attributable to the earnings of the Variable Account.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law.  These benefits, which reduce our overall corporate income tax liability, may include dividends received deductions and foreign tax credits which can be material.  We do not pass these benefits through to the Variable Account, principally because:  (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the Variable Account receives and (ii) under applicable income tax law, policyowners are not the owners of the assets generating the benefits.

Taxation of Policy Proceeds

Section 7702 of the Code provides certain tests for whether a policy will be treated as a “life insurance contract” for tax purposes.  Provided that the policyowner of the Policy has an insurable interest in the Insured, we believe that the Policy meets these tests, and thus should receive the same federal income tax treatment as a fixed life insurance contract.  As such, the Death Benefit under the Policy will generally be eligible for exclusion from the gross income of the beneficiary under Section 101 of the Code, and the policyowner will not be deemed to be in constructive receipt of the increases in Cash Surrender Values, including additions attributable to interest, dividends, appreciation or gains realized upon transfers among the Sub-Accounts and the Fixed Account, until actual receipt thereof.

However, You may be taxed on all of the accumulated income under the Policy on its maturity date and there can be no assurance that an election to extend the maturity date of the Policy will avoid that result.  In addition, a corporate owner may be subject to alternative minimum tax on the annual increases in Cash Surrender Values and on the portion of the Death Benefit under the Policy that exceeds its Cash Surrender Value.

To qualify as a life insurance contract under Section 7702, the Policy must satisfy certain actuarial requirements.  Section 7702 requires that actuarial calculations be based on mortality charges that meet the “reasonable mortality charge” requirements set forth in the Code, and other charges reasonably expected to be actually paid that are specified in the Policy.  The law relating to reasonableness standards for mortality and other charges is based on statutory language and certain IRS pronouncements that do not address all relevant issues.  Accordingly, although we believe that the mortality and other charges that are used in the calculations (including those used with respect to Policies issued to so-called “sub-standard risks”) meet the applicable requirements, we cannot be certain.  It is possible that future regulations will contain standards that would require us to modify the mortality and other charges used in the calculations, and we reserve the right to make any such modifications.

For a variable contract like the Policy to qualify as life insurance for federal income tax purposes, it also must comply with the investment diversification rules found in Section 817 of the Code.  We believe that the Variable Account complies with the diversification requirements prescribed by Section 1.817-5 of the Treasury Regulations.

The IRS has stated that satisfaction of the diversification requirements described above by itself does not prevent a contract owner from being treated as the owner of separate account assets under an "owner control" test.  If a contract owner is treated as the owner of separate account assets for tax purposes, the contract owner would be subject to taxation on the income and gains from the separate account assets.  In published revenue rulings through 1982 and then again in 2003, the IRS has stated that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise control over the investment of the assets.  In Rev. Rul. 2003-91, the IRS considered certain variable annuity and variable life insurance contracts and concluded that the owners of the variable contracts would not be considered the owners of the contracts underlying assets for federal income tax purposes.

Rev. Rul. 2003-91 states that the determination of whether the owner of a variable contract possesses sufficient incidents of ownership over the assets underlying the variable contract so as to be deemed the owner of those assets for federal income tax purposes will depend on all the facts and circumstances.  We do not believe that the differences between the Policy and the contracts described in Rev. Rul. 2003-91 with respect to the number of investment choices and the ability to transfer among investment choices should prevent the holding in Rev. Rul. 2003-91 from applying.  Nevertheless, You should consult with a competent tax adviser on the potential impact of the investor control rules of the IRS as they relate to the investment decisions and activities You may undertake with respect to the Policy.

The guidelines in Rev. Rul. 2003-91 do not address the treatment of a policyholder which is, or which is affiliated with, an investment manager.  Any investment manager or affiliate who purchases a Policy assumes the risk that it may be treated as the owner of the investments underlying the Policy under the "owner control" rules because of the investment manager's control over assets held under the Policy.  However, because the diversification rules would permit an investment manager (or its affiliate) to hold a direct investment in an investment option under the Policy, we do not believe that the application of the "owner control" rules to an investment manager (or its affiliate) should affect You.

In the future, the IRS and/or the Treasury Department may issue new rulings, interpretations or regulations on this subject.  Accordingly, we reserve the right to modify the Policy as necessary to attempt to prevent You from being considered the owner, for tax purposes, of the underlying assets.  We also reserve the right to notify You if we determine that it is no longer practicable to maintain the Policy in a manner that was designed to prevent You from being considered the owner of the assets of the Separate Account.  You bear the risk that You may be treated as the owner of Separate Account assets and taxed accordingly.

The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a Modified Endowment Contract under Section 7702A of the Code.  Due to the flexibility of the payment of premiums and other rights You have under the Policy, classification of the Policy as a Modified Endowment Contract will depend upon the individual operation of each Policy.  A Policy is a Modified Endowment Contract if the aggregate amount paid under the Policy at any time during the first seven Policy Years exceeds the sum of the net level premiums that would have been paid on or before such time if the Policy provided for paid up future benefits after the payment of seven level annual premiums.  If there is a reduction in benefits during the first seven Policy Years, the foregoing computation is made as if the Policy originally had been issued at the reduced benefit level.  If there is a “material change” to the Policy, the seven year testing period for Modified Endowment Contract status is restarted.  A life insurance contract received in exchange for a Modified Endowment Contract also will be treated as a Modified Endowment Contract.

We have undertaken measures to prevent payment of a premium from inadvertently causing the Policy to become a Modified Endowment Contract.  In general, You should consult a qualified tax adviser before undertaking any transaction involving the Policy to determine whether such a transaction would cause the Policy to become a Modified Endowment Contract.

If a Policy is not a Modified Endowment Contract, cash distributions from the Policy are treated first as a nontaxable return of the owner’s “Investment in the Policy” and then as a distribution of the income earned under the Policy, which is subject to ordinary income tax.  (An exception to this general rule occurs when a cash distribution is made in connection with certain reductions in the death benefit under the Policy in the first fifteen contract years.  Such a cash distribution is taxed in whole or in part as ordinary income.)  Loans from, or secured by, a Policy that is not a Modified Endowment Contract generally are treated as bona fide indebtedness, and thus are not included in the owner’s gross income.

If a Policy is a Modified Endowment Contract, distributions from the Policy are treated as ordinary income subject to ordinary income tax up to the amount equal to the excess of the Account Value (which includes unpaid policy loans) immediately before the distribution over the Investment in the Policy (as defined below).  Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are taxed in the same manner as distributions from the Policy.  A 10 percent additional tax is imposed on the portion of any distribution from, or loan taken from or secured by, a Modified Endowment Contract that is included in income except when the distribution or loan is made on or after the owner attains age 59 1/2, is attributable to the policyowner’s becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies ) of the policyowner and the policyowner’s Beneficiary.  These exceptions are not likely to apply where the Policy is not owned by an individual (or held in trust for an individual).  For purposes of the computations described in this paragraph, all Modified Endowment Contracts issued by us to the same policyowner during any calendar year are treated as one Modified Endowment Contract.

There are substantial limits on the deductibility of policy loan interest.  You should consult a qualified tax adviser regarding such deductions.

Upon the complete maturity, surrender or lapse of the Policy, the amount by which the sum of the Policy’s Cash Surrender Value and any unpaid Policy Debt exceeds the policyowner’s “Investment in the Policy” (as defined below) is treated as ordinary income subject to tax and the 10% additional tax discussed above may also apply.  Any loss incurred upon surrender generally is not deductible.  Any corporation that is subject to the alternative minimum tax will also have to make a separate computation of the Investment in the Policy and the gain resulting from the maturity of the Policy, or a surrender or lapse of the Policy for purposes of that tax.

The term “Investment in the Policy” means-

- - -
the aggregate amount of any premiums or other consideration paid for a Policy, minus the aggregate amount received under the Policy which is excluded from the owner’s gross income (other than loan amounts), plus the amount of any loan from, or secured by, the Policy that is a Modified Endowment Contract (as defined above) to the extent that such amount is included in the policyowner’s gross income.

The “Investment in the Policy” is increased by any unpaid Policy Debt on a Policy that is a Modified Endowment Contract in order to prevent double taxation of income.  Since the Policy Debt was treated as a taxable distribution at the time the Policy Debt was incurred, the failure to increase the “Investment in the Policy” by the Policy Debt would cause such amount to be taxed again upon a Policy surrender or lapse.

The amount realized that is taken into account in computing the gain on the complete surrender or lapse of a Policy will include any unpaid Policy Debt on a Policy that is a Modified Endowment Contract even though that amount has already been treated as a taxable distribution.

If a Policy is not a Modified Endowment Contract, then the Investment in the Policy is not affected by the receipt of a loan from, or secured by a Policy.

Whether or not the Policy is a Modified Endowment Contract, however, no payment of the principal of, or the interest due under, any loan from or secured by a Policy will affect the amount of the Investment in the Policy.

A policyowner generally will not recognize gain upon the exchange of the Policy for another life insurance policy issued by us or another insurance company, except to the extent that the policyowner receives cash in the exchange or is relieved of policy indebtedness as a result of the exchange.  In no event will the gain recognized exceed the amount by which the Policy’s Account Value (which includes unpaid policy loans) exceeds the policyowner’s Investment in the Policy.

A transfer of the Policy, a change in the policyowner, a change in the beneficiary, certain other changes to the Policy and particular uses of the Policy (including use in a so called “split-dollar” arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax adviser.  For instance, if You transfer the Policy or designate a new policyowner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the Death Benefit payable upon the death of the Insured may in certain circumstances be includible in your taxable income to the extent that the Death Benefit exceeds the prior consideration paid for the transfer and any premiums and other amounts paid later by the transferee.  Further, in such a case, if the consideration received exceeds your Investment in the Policy, the difference will be taxed to You as ordinary income.

The Pension Protection Act of 2006 added a new section to the Code that denies the tax-free treatment of death benefits payable under an employer-owned life insurance contract unless certain notice and consent requirements are met and either (1) certain rules relating to the insured employee’s status are satisfied or (2) certain rules relating to the payment of the “amount received under the contract” to, or for the benefit of, certain beneficiaries or successors of the insured employee are satisfied.  The new rules apply to life insurance contracts owned by corporations (including S corporations), individual sole proprietors, estates and trusts and partnerships that are engaged in a trade or business.  Any business contemplating the purchase of a Policy on the life of an employee should consult with its legal and tax advisors regarding the applicability of the new legislation to the proposed purchase.

A tax adviser should also be consulted with respect to the 2003 split dollar regulations if You have purchased or are considering the purchase of a Policy for a split dollar insurance plan.  Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax adviser.  There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policyowner is subject to that tax.

Federal, as well as state and local, estate, inheritance and other tax consequences of ownership or receipt of Policy Proceeds will depend on your individual circumstances and those of the beneficiary.

Withholding

We will withhold and remit to the U.S. Government a part of the taxable portion of each distribution unless, prior to the distribution, the Owner provides us his or her taxpayer identification number and instructs us (in the manner prescribed) not to withhold.  The Owner may credit against his or her federal income tax liability for the year of distribution any amounts that we withhold.

Tax Return Disclosure

We believe that the purchase of a Policy is not currently subject to the tax return disclosure requirements of IRC Section 6011 and Treasury Regulation Section 1.6011-4.  However, it is your responsibility, in consultation with your tax and legal counsel and advisers, to make your own determination as to the applicability of the disclosure requirements of IRC Section 6011 and Treasury Regulation Section 1.6011-4 to your federal tax return.

Under IRC Section 6111 and Temporary Treasury Regulation Section 301.6111, we are required to register with the IRS any offerings or sales of Policies that are considered tax shelters.  We believe that registration would not be required under current regulations with respect to sales of the offering or sale of a Policy.

We believe that the customer list requirements of IRC Section 6112 and Treasury Regulation Section 301.6112-1 are not currently applicable to such offerings and sales.

Other Information

State Regulation

We are subject to the laws of New York governing life insurance companies and to regulation by New York's Superintendent of Insurance, whose agents periodically conduct an examination of our financial condition and business operations.  We are also subject to the insurance laws and regulations of the jurisdictions in which we are authorized to do business.

We are required to file an annual statement with the insurance regulatory authority of those jurisdictions where we are authorized to do business relating to our business operations and financial condition as of December 31st of the preceding year.

Legal Proceedings

There are no pending legal proceedings which would have a material adverse effect on the Variable Account.  We are engaged in various kinds of routine litigation which, in our judgment, is not material to the Variable Account.

Experts Actuarial matters concerning the Policy have been examined by Joshua Sobol, FSA, MAAA, Associate Product Officer.

Registration Statements

This prospectus is part of a registration statement that has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policy.  It does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement.  You may refer to the registration statement for additional information about us, the Variable Account, the underlying Funds and the Policy.

Financial Statements
Our Company financial statements, provided in the Statement of Additional Information, should be considered only as bearing on our ability to meet our obligations with respect to the death benefit and our assumption of the mortality and expense risks.  They should not be considered as bearing on the investment performance of the Variable Account or shares of any Fund held in the Variable Account.  Instructions on how to obtain the Statement of Additional Information are provided on the last page of this prospectus.

Appendix A

Glossary of Policy Terms
Account Value-The sum of the amounts in each Sub-Account of the Variable Account, the Fixed Account and the amount of the Loan Account.  Account Value does not include Policy Debt.   Policy Debt, which includes the amount of loans and interest charged, is not deducted from Account Value.  It is reflected in the amounts received upon surrender or payment of Policy Proceeds.  It is also reflected in the amount of total Account Value that may be borrowed against.

Anniversary-The same day in each succeeding year as the day of the year corresponding to the Issue Date.

Attained Age-The Insured's Issue Age plus the number of completed Policy Years.

Base Death Benefit-The death benefit under the Policy, exclusive of any Supplemental Insurance Death Benefit or any other supplemental benefits.

Business Day-Any day that we are open for business.

Cash Surrender Value-The Gross Cash Surrender Value less the balance of any outstanding Policy Debt.

Class-The risk, underwriting, and substandard table rating, if any, classification of the Insured.

Daily Risk Percentage-The applicable daily rate for deduction of the mortality and expense risk charge.

Death Benefit-The sum of the Base Death Benefit and any Supplemental Insurance Death Benefit.  For purposes of calculating the Death Benefit, the Account Value will be increased by the value provided by the Enhancement Benefit.

Death Benefit Percentage-A percentage prescribed by the Internal Revenue Code to insure the death benefit provided under the Policy meets the definition of “life insurance” under the Internal Revenue Code.

Due Proof-Such evidence as we may reasonably require in order to establish that Policy Proceeds are due and payable.  Generally, evidence will consist of the Insured’s death certificate.

Fixed Account-The portion of the Account Value funded by assets invested in our General Account.

Flat Extra-An additional charge imposed if the Insured is a substandard risk.  It is a flat dollar charge per $1000 of Specified Face Amount and any Supplemental Insurance Face Amount.

Fund-A mutual fund in which a Sub-Account invests.

General Account-The assets held by us other than those allocated to the Sub-Accounts of the Variable Account or any of our other separate accounts.

Gross Cash Surrender Value-The Account Value increased by any Enhancement Benefit.

Insured-The person on whose life the Policy is issued.

Investment Option-The Fixed Account and any of the Sub-Accounts of the Variable Account.

Investment Start Date-The date the first premium is applied, which will be the later of

- -	the Issue Date or the Business Day we approve the application for a Policy.

Issue Age-The Insured's age as of the Insured's birthday nearest the Issue Date.

Issue Date-The date specified in the Policy, from which Policy Anniversaries, Policy Years and Policy Months are measured and the date from which monthly deductions are incurred.

Loan Account-An account established for the Policy, the value of which is the principal amount of any outstanding loan against the Policy, plus credited interest thereon.

Monthly Anniversary Day-The same day in each succeeding month as the day of the month corresponding to the Issue Date.

Monthly Cost of Insurance-A deduction made on a monthly basis for the Specified Face Amount and any Supplemental Insurance Face Amount provided by the Policy.

Monthly Expense Charge-A per Policy deduction made on a monthly basis for administration costs.

Monthly Face Amount Charge-A monthly deduction, based on the Specified Face Amount, for administration and issue costs.

Net Premium-The amount You pay as the premium minus the Premium Expense Load.

Policy-The form issued by Sun Life Insurance and Annuity Company of New York which evidences the insurance coverage provided and is a contract between the policyowner and the Company.

Policy Debt-The principal amount of any outstanding loans against the Policy, plus accrued but unpaid interest on such loans.

Policy Month-A one-month period commencing on the Issue Date or any Monthly Anniversary Day and ending on the next Monthly Anniversary Day.

Policy Proceeds-The amount determined in accordance with the terms of the Policy that is payable at the death of the Insured.

Policy Year-A one-year period commencing on the Issue Date or any Anniversary and ending on the next Anniversary.

Premium Expense Load - The percentage charge applied to premium. It includes two elements.  One element is for state and federal tax obligations and the other element is a sales load to cover costs related to policy issuance.

SEC-Securities and Exchange Commission.

Service Office- One Sun Life Executive Park, Wellesley Hills, Massachusetts, 02481, or such other address as We may hereafter specify to You by written notice.

Specified Face Amount-The amount of life insurance coverage You request, as specified in the Policy.

Specified Face Amount Net Amount at Risk-The Specified Face Amount Net Amount at Risk equals the Base Death Benefit less Account Value.

Sub-Accounts-Sub-Accounts into which the assets of the Variable Account are divided, each of which corresponds to an investment choice available to You.

Supplemental Insurance Death Benefit- The death benefit associated with the Supplemental Insurance Face Amount.

Supplemental Insurance Face Amount-The amount of additional life insurance coverage You request as specified in the Policy.

Target Premium-An amount of premium specified as such in the Policy, used to determine our Premium Expense Load deductions.

Target Premium Factor--Factors that are approximately equal to the Seven Pay Premium factors referenced in the Internal Revenue Code.

Total Death Benefit-The Total Death Benefit equals the Base Death Benefit plus the Supplemental Insurance Death Benefit.

Total Face Amount-The sum of the Specified Face Amount and Supplemental Insurance Face Amount.

Total Net Amount at Risk-The Total Net Amount at Risk equals the Total Death Benefit less Account Value.

Unit-A unit of measurement that we use to calculate the value of each Sub-Account.

Unit Value-The value of each Unit of assets in a Sub-Account.

Valuation Date-A day that the New York Stock Exchange is open for business.  We will determine Unit Values for each Valuation Date as of the close of the New York Stock Exchange on that Valuation Date.

Valuation Period-The period of time from one Valuation Date to the next Valuation Date.

Variable Account-Sun Life (N.Y.) Variable Account D, one of our separate accounts, established for the purpose of funding variable insurance benefits payable under the Policy.

You – is the owner of the Policy.

Appendix B
Privacy Policy

Introduction

At the Sun Life Financial group of companies, protecting your privacy is important to us.  Whether you are an existing customer or considering a relationship with us, we recognize that you have an interest in how we may collect, use and share information about you.

Sun Life Financial has a long tradition of safeguarding the privacy of its customers’ information. We understand and appreciate the trust and confidence you place in us, and we take seriously our obligation to maintain the confidentiality and security of your personal information.

We invite you to review this Privacy Policy which outlines how we use and protect that information.

Collection of Nonpublic Personal Information by Sun Life Financial

Collecting personal information from you is essential to our ability to offer you high-quality investment, retirement and insurance products.  When you apply for a product or service from us, we need to obtain information from you to determine whether we can provide it to you.  As part of that process, we may collect information about you, known as nonpublic personal information, from the following sources:

-	Information we receive from you on applications or other forms, such as your name, address, social security number and date of birth;
-	Information about your transactions with us, our affiliates or others, such as other life insurance policies or annuities that you may own; and
-	Information we receive from a consumer reporting agency, such as a credit report.

Limited Use and Sharing of Nonpublic Personal Information by Sun Life Financial

We use the nonpublic personal information we collect to help us provide the products and services you have requested and to maintain and service your accounts.  Once we obtain nonpublic personal information from you, we do not disclose it to any third party except as permitted or required by law.

We may share your nonpublic personal information within Sun Life Financial to help us develop innovative financial products and services and to allow our member companies to inform you about them.  The Sun Life Financial group of companies provides a wide variety of financial products and services including individual life insurance, individual fixed and variable annuities and group life, disability, and medical stop-loss insurance.

We also may disclose your nonpublic personal information to companies that help in conducting our business or perform services on our behalf, or to other financial institutions with which we have joint marketing agreements.  Sun Life Financial is highly selective in choosing these companies, and we require them to comply with strict standards regarding the security and confidentiality of our customers’ nonpublic personal information.  These companies may use and disclose the information provided to them only for the purpose for which it is provided, as permitted by law.

There also may be times when Sun Life Financial is required to disclose its customers’ nonpublic personal information, such as when complying with federal, state or local laws, when responding to a subpoena, or when complying with an inquiry by a governmental agency or regulator.

Our Treatment of Information About Former Customers

Our protection of your nonpublic personal information extends beyond the period of your customer relationship with us.  If your customer relationship with us ends, we will not disclose your information to nonaffiliated third parties other than as permitted or required by law.

Security of Your Nonpublic Personal Information

We maintain physical, electronic and procedural safeguards that comply with federal and  state regulations to safeguard your nonpublic personal information from unauthorized use or improper access.

Employee Access to Your Nonpublic Personal Information

We restrict access to your nonpublic personal information to those employees who have a business need to know that information in order to provide products or services to you or to maintain your accounts.  Our employees are governed by a strict code of conduct and are required to maintain the confidentiality of customer information.

The following Sun Life Financial member companies have adopted this Notice.  Other Sun Life Financial affiliated companies have adopted their own privacy policies.  Please check their websites for details.

Insurance Companies	Distributors/Broker-Dealers/Underwriters

Sun Life Assurance Company of Canada (U.S. Operations)	Clarendon Insurance Agency, Inc.
Sun Life Assurance Company of Canada (U.S.)	Sun Life Financial Distributors, Inc.
Sun Life Insurance and Annuity Company of New York	IFMG of Oklahoma, Inc.
Independence Life and Annuity Company	IFS Agencies, Inc.
IFS Agencies of Alabama, Inc.
IFS Agencies of New Mexico, Inc.
IFS Insurance Agencies of Ohio, Inc.
IFS Insurance Agencies of Texas, Inc.
Independent Financial Marketing Group, Inc.
IFMG Securities, Inc.
LSC Insurance Agency of Arizona, Inc.

The SAI includes additional information about Sun Life (N.Y.) Variable Account D and is incorporated herein by reference.  The SAI and personalized illustrations of death benefits, cash surrender values and cash values are available upon request.  There is no charge for the SAI.  We currently do not charge for personalized illustrations but reserve the right to do so.  You may make inquiries about the Policy, request an SAI and request a personalized illustration by calling 1-800-468-9890.

You can review and copy the complete registration statement (including the SAI) which contains additional information about us, the Policy and the Variable Account at the SEC's Public Reference Room in Washington, D.C.  To find out more about this public service, call the Securities and Exchange Commission at 202-551-8090.  Reports and other information about the Policy and its mutual fund investment options are also available on the SEC's website (www.sec.gov), or you can receive copies of this information, for a duplication fee, by writing the Public Reference Section, Securities and Exchange Commission, 901 E Street, N.E., Washington, D.C.  20549.

Securities Act of 1933 File No. 333-144627
Investment Company Act File No. 811-04633

PART B

STATEMENT OF ADDITIONAL INFORMATION

SUN EXECUTIVE VUL

VARIABLE UNIVERSAL LIFE POLICY

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
SUN LIFE (N.Y.) VARIABLE ACCOUNT D

December 1, 2007

This Statement of Additional Information (SAI) is not a prospectus but it relates to, and should be read in conjunction with, the Sun Executive VUL prospectus, dated December 1, 2007.  The prospectus is available, at no charge, by writing Sun Life Insurance and Annuity Company of New York ("the Company") at One Sun Life Executive Park, Wellesley Hills, MA  02481 or calling 1-800-468-9890.

TABLE OF CONTENTS

THE COMPANY AND THE VARIABLE ACCOUNT	2
CUSTODIAN	2
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2
DISTRIBUTION AND UNDERWRITING OF POLICY	2
THE POLICY	3
FINANCIAL STATEMENTS OF VARIABLE ACCOUNT D
FINANCIAL STATEMENTS OF THE COMPANY

THE COMPANY AND THE VARIABLE ACCOUNT

Sun Life Financial Inc. ("Sun Life Financial"), a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York and Philippine stock exchanges, is the ultimate corporate parent of Sun Life Insurance and Annuity Company of New York.

We established Variable Account D on April 24, 2003, pursuant to a resolution of our Board of Directors.  The Variable Account is registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust.

CUSTODIAN

We are the Custodian of the assets of the Variable Account.  We will purchase Fund shares at net asset value in connection with amounts allocated to the Sub-Accounts in accordance with your instructions, and we will redeem Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account and paying charges relative to the Variable Account. The Variable Account will be fully funded at all times for the purposes of the Federal securities laws.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The auditor of the consolidated financial statements of Sun Life Insurance and Annuity Company of New York and Sun Life (N.Y.) Variable Account D is Deloitte & Touche LLP, an independent registered public accounting firm. Deloitte & Touche LLP is located at 200 Berkeley Street, Boston, MA 02116.

DISTRIBUTION AND UNDERWRITING OF THE POLICY

The Policy is offered on a continuous basis.  The Policy is sold by licensed insurance agents ("Selling Agents") in those states where the Policy may be lawfully sold.  Such Selling Agents will be registered representatives of affiliated and unaffiliated broker-dealer firms ("Selling Broker-Dealers") registered under the Securities Exchange Act of 1934 who are members of the Financial Industry Regulatory Authority (“FINRA”) and who have entered into selling agreements with the Company and our general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.  Clarendon is a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 and is a member of FINRA.
The Company (or its affiliates, for the purposes of this section only, collectively, "the Company"), pays the Selling Broker-Dealers compensation for sale of the Policy.  The Selling Agents who solicit sales of the Policy typically receive a portion of the compensation paid by the Company to the Selling Broker-Dealers in the form of commissions or other compensation, depending on the agreement between the Selling Broker-Dealer and their Selling Agent.  This compensation is not paid directly by the Policy Owner or the Variable Account.  The Company intends to recoup this compensation through fees and charges imposed under the Policy, and from profits on payments received by the Company for providing administrative, marketing, and other support and services to the Funds.  The amount and timing of commissions the Company may pay to Selling Broker-Dealers is not expected to be more than 70% of premium paid in the first Policy Year and 20% per annum of premium paid in Policy Years two and after.  We may also pay a commission of-

- -	up to 0.15% per annum of Account Value for Policy Years one through twenty; and up to 0.10% per annum of Account Value thereafter.

We may also pay up to an additional 0.15% per annum to broker-dealers who provide additional services specifically requested or authorized by corporate purchasers.  The Company may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations.

The Company also pays compensation to wholesaling broker-dealers or other firms or intermediaries, including, in some cases, payments to affiliates of the Company such as Sun Life Financial Distributors, Inc., in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Selling Agents of the Selling Broker-Dealers.  These allowances may be based on a percentage of premium, a percentage of Account Value and/or may be a fixed dollar amount.

        2

In addition to the compensation described above, the Company may make additional cash payments (in certain circumstances referred to as “override” compensation) or reimbursements to Selling Broker-Dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support.  These payments are not offered to all Selling Broker-Dealers, and the terms of any particular agreement governing the payments may vary among Selling Broker-Dealers depending on, among other things, the level of and type of marketing and distribution support provided.  Marketing and distribution support services may include, among other services, placement of the Company's products on the Selling Broker-Dealer's preferred or recommended list, access to the Selling Broker-Dealer's registered representatives for purposes of promoting sales of the Company's products, assistance in training and education for the Selling Agents, and opportunities for the Company to participate in sales conferences and educational seminars. The payments or reimbursements may be calculated as a percentage of the particular Selling Broker-Dealer’s actual aggregate sales of our variable policies (including the Policy), in most cases not to exceed 3% of aggregate sales attributable to the Selling Broker-Dealer and/or may be a fixed dollar amount.  Broker-dealers receiving these additional payments may pass on some or all of the payments to the Selling Agent.

In addition to selling our variable policies (including the Policy), some Selling Broker-Dealers or their affiliates may have other business relationships with the Company.  Those other business relationships may include, for example, reinsurance agreements pursuant to which an affiliate of the Selling Broker-Dealer provides reinsurance to the Company relative to some or all of the Policies or other variable policies issued by the Company or its affiliates.  The potential profits for a Selling Broker-Dealer or its affiliate associated with such reinsurance arrangements could indirectly provide incentives to the Selling Broker-Dealer and its Selling Agents to recommend products for which they provide reinsurance over similar products which do not result in potential reinsurance profits to the Selling Broker-Dealer or its affiliate.  The operation of an individual policy is not impacted by whether the policy is subject to a reinsurance arrangement between the Company and an affiliate of the Selling Broker-Dealer.

You should ask your Selling Agent for further information about what commissions or other compensation he or she, or the Selling Broker-Dealer for which he or she works, may receive in connection with your purchase of the Policy.

THE POLICY
To apply for a Policy, you must submit an application to our Service Office.  We will then follow underwriting procedures designed to determine the insurability of the proposed Insured.  We offer the Policy on a regular (or medical) underwriting, simplified underwriting, expanded guaranteed issue or guaranteed issue basis.  The proposed Insured generally must be less than 81 years old for a Policy to be issued.  For Policies underwritten on a medical or simplified basis, we may require that the proposed Insured undergo one or more medical examinations and that you provide us with such additional information as we may deem necessary, before an application is approved.  We will issue Policies on an expanded guaranteed issue or guaranteed issue basis with respect to certain groups of Insureds.  Policies issued on such basis must be pre-approved based on information you provide to us on a master application and on certain other underwriting requirements which all members of a proposed group of Insureds must meet.  Proposed Insureds must be acceptable risks based on our underwriting limits and standards.  We will not issue a Policy until the underwriting process has been completed to our satisfaction.  In addition, we reserve the right to reject an application that does not meet our underwriting requirements or to increase by no more than 500% the cost of insurance charges applicable to an Insured to cover the cost of the increased mortality risk borne by the Company.  The cost of insurance charges are based on the 1980 Commissioner's Standard Ordinary Mortality Table A (for males), Table B (for unisex) or Table G (for females).

Premium Expense Load. We deduct a load from each premium payment which includes two elements.  One element covers State and Federal tax obligations.  Three and one-quarter percent of the charge is used to pay federal, state and local tax obligations and does not vary by state as it reflects an average of the state and local tax obligations.  As a result of the averaging, the three and one-quarter percent may be more or less than your state and local taxes.  The second element covers costs of issuing and selling the Policy, including sales commission, marketing allowance to broker-dealers, cost of printing the prospectuses and marketing materials and advertising expenses.  The costs of issuing the Policy are those that are not covered by other explicit charges, including the review of applications, processing the applications and establishing policyowner records.  To the extent the costs exceed the Premium Expense Load, the Company will use general account assets, including any profits realized from the Mortality and Expense Risk Charges and Cost of Insurance charges.  The tax element is an average of anticipated taxes and the policyowner may pay more or less than the actual tax obligations applicable to the Policy.
Currently, the Premium Expense Load for Policy Year 1 is 20% on each premium payment up to and including Target Premium, 9% in Policy Years 2-10 and 3.25% thereafter.  The Premium Expense Load on each premium payment up to and including Target Premium will not exceed 35% for Policy Year 1, 12% for Policy Years 2-10 and 5% thereafter.

        3

Currently, the Premium Expense Load for Policy Years 1-10 is 3.5% on each premium payment in excess of Target Premium and 3.25% thereafter.  The Premium Expense Load on each premium payment in excess of Target Premium will not exceed 5.0% in any Policy Year.

Target Premium varies based on the Total Face Amount and the Insured’s Issue Age and sex.  We may reduce or waive the Premium Expense Load for certain group or sponsored arrangements and corporate purchasers.

Reduction of Charges.  We reserve the right to reduce any of our charges and deductions in connection with the sale of the Policy if we expect that the sale may result in cost savings, subject to any requirements we may from time to time impose.  We may change our requirements based on experience.  We will determine the propriety and amount of any reduction.  No reduction will be unfairly discriminatory against the interests of any class of policyowner.  Additional information may be obtained by calling the Company at 1-800-468-9890.

Increase in Face Amount.  You may request an increase in the Specified Face Amount or Supplemental Insurance Face Amount.  You may need to provide satisfactory evidence of the Insured's insurability.  Once requested, an increase will become effective at the next monthly anniversary day on or following our approval of your request.

If there are increases in the Specified Face Amount or Supplemental Insurance Face Amount other than increases caused by changes in the death benefit option, the cost of insurance charge is determined separately for the initial Specified Face Amount and initial Supplemental Insurance Face Amount and each increase in the Specified Face Amount and Supplemental Insurance Face Amount.

FINANCIAL STATEMENTS
The financial statements of Sun Life Insurance and Annuity Company of New York will be included in this Statement of Additional Information by pre-effective amendment.  The financial statements of Sun Life Insurance and Annuity Company of New York will be provided as relevant to its ability to meet its financial obligations under the Policies and should not be considered as bearing on the investment performance of the assets held in the Variable Account.

        3